FILE NO. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-1

                                DECLARATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     CONNECTICUT YANKEE ATOMIC POWER COMPANY

                              362 Injun Hollow Road

                         EAST HAMPTON, CONNECTICUT 06424
                             ----------------------

                     (Name and principal executive office of

                         company filing this statement)

                                NATIONAL GRID USA

                            NATIONAL GRID TRANSCO PLC

                               NORTHEAST UTILITIES

                   (Name of top registered holding companies)

      Merrill J. Atkins, Esq.              Kathleen J. Jewell-Kelleher
            Secretary                       Treasurer and Controller
  Connecticut Yankee Atomic                 Connecticut Yankee Atomic
        Power Company                            Power Company
 19 Midstate Drive, Suite 200             19 Midstate Drive, Suite 200
 Auburn, Massachuseets 01501               Auburn, Massachuseets 01501

     The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                              Gerald Garfield, Esq.
                            Day, Berry & Howard, LLP
                                  City Place I
                           Hartford, Connecticut 06103

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS
--------------------------------------------

            A. SUMMARY OF PROPOSED TRANSACTIONS

1. Connecticut Yankee Atomic Power Company ("Connecticut Yankee" or the "Company") proposes to redeem PRO RATA from its stockholders all but 17,500 shares of its presently outstanding Common Stock (95% of its outstanding Common Stock will be redeemed), at a purchase price of $100 per share, an amount equal to the book value per share on November 30, 2003, on condition that all its Stockholders tender their allotment of shares. The Company intends to accomplish the repurchase in one or more steps over the 2005 to 2007 time period. After all redemptions are completed, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.


            B. DESCRIPTION OF CONNECTICUT YANKEE ATOMIC POWER COMPANY

2. Connecticut Yankee, a Connecticut corporation incorporated on December 12, 1962, is an indirect subsidiary of National Grid USA, National Grid Transco Plc and Northeast Utilities, which are registered holding companies under the Public Utility Holding Company Act of 1935 (the "Act").1 Connecticut Yankee operated a pressurized water nuclear-powered electric generating plant in Haddam, Connecticut (the "Plant") from 1968 to 1996, when the Plant was permanently removed from service. The Plant is currently being dismantled and decommissioned. The U.S. Nuclear Regulatory Commission (the "NRC") regulates the ongoing decommissioning and spent fuel storage activities at the Plant.

3. The nine sponsoring utilities own the entire common capital stock of Connecticut Yankee in the percentages shown in the table below. The sponsoring utilities have each entered into Power Contracts with
     Connecticut Yankee dated July 1, 1964, as amended, Additional Power Contracts with Connecticut Yankee dated April 30, 1984, and 1996 Amendatory Agreements with Connecticut Yankee dated December 4, 1996, and 2000
     Amendatory Agreements with Connecticut Yankee dated July 28, 2000 (collectively, the "Power Contracts", see Exhibit A-1 hereto) that entitle and obligate them to purchase the output of the Plant in the same percentages.

                                                                  Percentage of
Sponsoring Company                      Holding Company           Stock & Power
------------------                      ---------------           -------------

The Connecticut Light and               Northeast Utilities              34.50%
   Power Company

New England Power Company               National Grid USA                19.50%

Boston Edison Company                   NSTAR                             9.50%

The United Illuminating Company         Not Applicable                    9.50%

Western Massachusetts                   Northeast Utilities               9.50%
   Electric Company

Central Maine Power Company             CMP Group                         6.00%

Public Service Company                  Northeast Utilities               5.00%
   of New Hamphsire

Cambridge Electric Light                NSTAR                             4.50%

Central Vermont Public Service          Not Applicable                    2.00%
   Corporation                                                          -------

                                                                        100.00%





--------
1 Central Maine Power Company is an indirect subsidiary of Energy East Corporation, a registered holding company under the Act. Central Maine Power Company owns 6% of the outstanding common stock of the Company and therefore the Company is not a subsidiary of either Central Maine Power Company or Energy East Corporation for purposes of the Act and this Declaration.


                                  C. BACKGROUND

4. As of November 30, 2003, Connecticut Yankee's current capital (including Other Paid-In Capital, Capital Stock Expense, Gain on Cancellation of Preferred Stock and Retained Earnings) consists of approximately $53,310,000 of total equity. Capital consists of $35,000,000 of equity evidenced by 350,000 shares of Common Stock, $100 par value per share, which are held by the nine sponsoring companies in the proportions indicated above (see Exhibit J-1).

5. As a single purpose utility corporation, Connecticut Yankee's economic life was primarily keyed to the operating licensed life (June 2007) of its Plant. When the Plant ceased operation, the Company no longer had any electric revenue producing business and its primary activity since 1996 has been overseeing the decommissioning of the Plant. As a single purpose utility corporation, the Company has anticipated many corporate end of life issues. These issues required advanced financial planning to ensure that all costs associated to the Company's activities are paid for by the sponsoring utilities of the Company for the electrical energy output produced over its life and that all assets are properly accounted for and depreciated. Such proper financial planning will allow an orderly winding-up of the Company's business to be accomplished concurrently with the decommissioning of the Plant. The major future cash requirements which are not yet fully funded are the decommissioning of the Plant, including interim storage of spent fuel. Connecticut Yankee is currently collecting decommissioning funds through its Power Contracts and Amendatory Agreements under the Federal Energy Regulatory Commission ("FERC") regulation. These contracts have been filed with the FERC. As a result of a FERC Order in Docket ER97-913 dated December 21, 1996, Connecticut Yankee has agreed to file with the FERC no later than July 1, 2004 for the purpose of examining any further rate adjustments specifically, although not limited to the future cost of spent fuel storage management. Connecticut Yankee expects that case to determine any adjustments to decommissioning collections.

6. In addition, there are balance sheet adjustments which must be made so that all assets are appropriately characterized consistent with rate recovery. The original Plant, including major capital additions and all tangible assets of the Company, are being amortized as regulatory assets as authorized by FERC over the original operating licensed life of the Plant. The recovery of all investments and assets have been approved by FERC in docket ER97-913 and are anticipated to be recovered in cost of service rates by June 30, 2007. In the event additional cost of service (operating and expense and decommissioning funding) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the sponsoring utilities to pay such cost of service expenses.

7. Because no additional capital funds are required to amortize any of these assets or to fund any of those remaining end of life obligations, Connecticut Yankee believes that appropriate steps should be taken to significantly reduce the Company's outstanding equity contemporaneously with its write-down of its assets. The Commission has authorized the redemption by Maine Yankee Atomic Power Company of 99% of its common stock then outstanding from its stockholders under similar circumstances. See Maine Yankee Atomic Power Company, H.C.A. Rel. No. 27438 (September 10,
     2001).

8.   The Company's capital structure as of November 30, 2003 was as follows:


Component                          ($000)               % of Total
-----------------                 -------               ----------
Paid in Capital                   $ 2,964                      5%

Retained Earnings                 $15,346                     29%

Common Equity                     $35,000                     66%
                                  -------                     ---

Total                             $53,310                    100%
                                  =======                    ====


ITEM 2. FEES, COMMISSIONS AND EXPENSES.
--------------------------------------


9. Estimated expenses of Connecticut Yankee in connection with the repurchase of stock are shown on Exhibit H-1.


ITEM 3. APPLICABLE STATUTORY PROVISIONS.
-----------------------------------------

10. Connecticut Yankee is an indirect subsidiary of National Grid USA, National Grid Transco Plc and Northeast Utilities, each of which is a registered holding company. The acquisition of the Company's common stock from its stockholders is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.

ITEM 4. REGULATORY APPROVAL.
----------------------------

11. No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.
------------------

12. Connecticut Yankee does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof, and further requests that such order specify, in accordance with Rule 24(c)(1), that the redemption described herein may be carried out in one or more transactions prior to December 31, 2007. Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Connecticut Yankee hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1:

     a. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     b. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

     c. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
-----------------------------------------

13. (a) EXHIBITS Filed herewith:

     A-1 Composite Form of Power Contracts with Connecticut Yankee dated July 1, 1964, Additional Power Contracts dated April 30, 1984, as amended, Supplementary Power Contracts dated April 1, 1987, as amended, 1996 Amendatory Agreements dated December 4, 1996, and 2000 Amendatory Agreements dated July 28, 2000

     A-2  Connecticut Yankee Articles of Incorporation and By-Laws

     B-1  Long-Term Projections through December 31, 2007

     F-1 Opinion of Company counsel as to matters required by Instruction F-1 to Exhibits to Form U-1

     H-1  Connecticut Yankee's Estimated Fees and Expenses

     I-1  Proposed Form of Notice

(b) FINANCIAL STATEMENTS

     J-1 Balance Sheets of Connecticut Yankee, per books and pro forma, as of December 31, 2003.

     J-2 Statement of Operations of Connecticut Yankee, per books and pro forma.

     Financial Statements of the top registered holding companies, National Grid USA, National Grid Transco Plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
-----------------------------------------------

14.  The  proposed   transactions   do  not  involve  a  major  Federal   action
     significantly affecting the quality of the human environment.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                         CONNECTICUT YANKEE ATOMIC POWER COMPANY


                                 By: /s/ Thomas W. Bennet, Jr.
                                     --------------------------------------
                                     Thomas W. Bennet, Jr.,
                                     Vice President and Chief Financial Officer



March 8, 2004

                                   EXHIBIT A-1
                        COMPOSITE FORM OF POWER CONTRACT
                              (as amended to date)




                                   EXHIBIT A-1
     COMPOSITE FORM OF POWER CONTRACTS DATED JULY 1, 1964; ADDITIONAL POWER CONTRACTS DATED APRIL 30, 1984, AS AMENDED; SUPPLEMENTARY POWER CONTRACTS DATED
      APRIL 1, 1987, AS AMENDED; 1996 AMENDATORY AGREEMENTS DATED DECEMBER
     4, 1996, AS AMENDED; AND 2000 AMENDATORY AGREEMENTS DATED JULY 28, 2000


                                                      [COMPOSITE CONFORMED COPY]


         POWER CONTRACT, dated as of July 1, 1964, between CONNECTICUT YANKEE ATOMIC POWER COMPANY ("Connecticut Yankee"), a Connecticut corporation, and (The names of the Purchasers appear in the attached Appendix) (the "Purchaser").

         It is agreed as follows:

1.       Basic Understandings

         Connecticut Yankee has been organized to provide for the supply of power to the twelve* utility companies (including the Purchaser) which are its stockholders. It has commenced the construction of a nuclear electric generating unit of the pressurized water type, which is being designed to have an initial gross capability of approximately 490 megawatts electric, at a site adjacent to the Connecticut River at Haddam Neck, Connecticut (the unit being herein, together with the site and all related facilities, referred to as the "Unit"). Construction of the Unit is being carried out under contracts with Westinghouse Electric Corporation and Stone & Webster Engineering Corporation.

         The Unit is to be operated to supply power to Connecticut Yankee's stockholders, each of which is undertaking to purchase a fixed percentage of the capacity and output of the Unit. The respective percentages of the capacity and output of the Unit to be purchased by the Purchaser and the other Connecticut Yankee stockholders are the same as the respective percentages of Connecticut Yankee's stock now owned by them. The names of the stockholders and their respective percentages ("entitlement percentages") of the capacity and output of the Unit are as follows:

                                                                                           Entitlement
                                        Stockholder                                        Percentage
          The Connecticut Light and Power Company.......................................     25.0%
          New England Power Company.....................................................     15.0%





--------
         * As contemplated by Section 1 of the contract, New Bedford Gas and
Edison Light Company has transferred the Connecticut Yankee stock owned by it to
Cambridge Electric Light Company, the Power Contract between Connecticut Yankee and New Bedford Gas and Edison Light Company has been cancelled, and the contract between Connecticut Yankee and Cambridge Electric Light Company has
been amended to increase Cambridge Electric Light Company's entitlement percentage from 2.0% to 4.5%. As a result of the transfer by New Bedford Gas and
Edison Light Company of the Connecticut Yankee stock owned by it to Cambridge
Electric Light Company, the number of Connecticut Yankee's stockholders has been reduced from twelve to eleven.



          Boston Edison Company.........................................................      9.5%
          The Hartford Electric Light Company...........................................      9.5%
          The United Illuminating Company...............................................      9.5%
          Western Massachusetts Electric Company........................................      9.5%
          Central Maine Power Company...................................................      6.0%
          Public Service Company of New Hampshire.......................................      5.0%
          Montaup Electric Company......................................................      4.5%
          New Bedford Gas and Edison Light Company*.....................................      2.5%
          Cambridge Electric Light Company*.............................................      2.0%
          Central Vermont Public Service Corporation....................................      2.0%

Connecticut Yankee and its other stockholders are entering into power contracts which are identical to this contract except for necessary changes in the names of the parties. New Bedford Gas and Edison Light Company has informed Connecticut Yankee that it proposes to transfer the Connecticut Yankee stock owned by it to Cambridge Electric Light Company. If this transfer is consummated, the Power Contract between Connecticut Yankee and New Bedford Gas and Edison Light Company will be cancelled and the contract between Connecticut Yankee and Cambridge Electric Light Company will be amended to increase Cambridge Electric Light Company's entitlement percentage from 2.0% to 4.5%.*

2.       Effective Date and Term

         This contract shall become effective upon receipt by the Purchaser of notice that Connecticut Yankee has entered into power contracts, as contemplated by Section 1 above, with each of its other stockholders. The term of this contract shall expire 30 years after the plant completion date.

         The "plant completion date" shall be the earlier of (i) October 1, 1968, and (ii) the date on which the Unit is placed in commercial operation, as determined by Connecticut Yankee (the "commercial operation date").

3.       Construction of the Unit

         Connecticut Yankee will proceed with due diligence with construction of the Unit, and will exercise its best efforts to complete and place it in commercial operation by October 1, 1967, on the presently estimated schedule therefor and within present cost estimates, and will keep the Purchaser currently informed as to the progress of construction and expected plant completion date.

4.       Operation and Maintenance of the Unit

         Connecticut Yankee will operate and maintain the Unit in accordance with good utility practice under the circumstances and all applicable law, including the applicable provisions of the Atomic Energy Act of 1954 and of any license issued thereunder to Connecticut Yankee. Within the limits imposed by good utility practice under the circumstances and applicable law, the Unit will be operated at its maximum capability and on a long hour use basis.

         Outages for inspection, maintenance, refueling and repairs and replacements will be scheduled in accordance with good utility practice and insofar as practicable shall be mutually agreed upon by Connecticut Yankee and the Purchaser. In the event of an outage, Connecticut Yankee will use its best efforts to restore the Unit to service as promptly as possible.

5.       Purchaser's Entitlement

         The Purchaser will, throughout the term of this contract, be entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit, at all levels at which the Unit is operated or operable, whether more or less than 490 megawatts electric.

6.       Deliveries and Metering

         The Purchaser's entitlement percentage of the output of the Unit will be delivered to and accepted by it at the step-up substation at the site. All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of the power.

         Connecticut Yankee will supply and maintain all necessary metering equipment for determining the quantity and conditions of supply of deliveries under this contract, will make appropriate tests of such equipment in accordance with good utility practice and as reasonably requested by the Purchaser, and will maintain the accuracy of such equipment within reasonable limits. Connecticut Yankee will furnish the Purchaser with such summaries of meter readings as the Purchaser may reasonably request.

7.       Payment

         With respect to each month commencing prior to the plant completion date, the Purchaser will pay Connecticut Yankee at the rate of 5 mills per kilowatt hour, for the Purchaser's entitlement percentage of the net electrical output (if any) of the Unit during the particular month.

         With respect to each month commencing on or after the plant completion date, the Purchaser will pay Connecticut Yankee an amount equal to the Purchaser's entitlement percentage of the sum of (a) Connecticut Yankee's total operating expenses for the month with respect to the Unit, plus (b) an amount equal to one-twelfth of 6% per annum of the net Unit investment as most recently determined in accordance with this Section 7.

         Connecticut Yankee's "operating expenses" shall include all amounts properly chargeable to operating expense accounts, less any applicable credits thereto, in accordance with the Uniform System of Accounts (the "Uniform System") prescribed by the Federal Power Commission for Class A and Class B Public Utilities and Licensees as in effect on the date of this contract; provided, that, for purposes of this contract, the accrual of depreciation as an operating expense shall commence on the plant completion date at the rate of 4% per annum, whether or not the Unit is then in operation, and during each of the first twenty-five years after the plant completion date the amount included in operating expenses on account of depreciation accruals (and amortization, if any, of property losses) shall in no event be less than 4% of the excess of:

                  (a) the amount properly chargeable at the plant completion date in accordance with the Uniform System to electric plant accounts

         (including construction work in progress) with respect to the depreciable portion of the Unit (or, if the plant completion date is prior to the commercial operation date and the amount so chargeable with respect to the depreciable portion of the Unit on the commercial operation date is greater than it was on the plant completion date, then such greater amount), over


                  (b) the amount of net available cash.

         The "net Unit investment" shall consist, in each case with respect to the Unit, of (i) the aggregate amount properly chargeable at the time in accordance with the Uniform System to Connecticut Yankee's electric plant accounts (including construction work in progress), less the balance, if any, at the time of the accumulated provision for depreciation, as determined in accordance with the Uniform System; plus (ii) the aggregate amount properly chargeable at the time in accordance with the Uniform System to accounts representing materials and supplies; plus (iii) such reasonable allowances for prepaid items and cash working capital as may from time to time be determined by Connecticut Yankee. However, for purposes of this contract, the net amount included at any date after the plant completion date in net Unit investment under clause (i) of the immediately preceding sentence shall in no event be less than the excess of:

                  (a) the amount properly chargeable at the plant completion date in accordance with the Uniform System to electric plant accounts (including construction work in progress) with respect to the Unit (or, if the plant completion date is prior to the commercial operation date and the amount so chargeable with respect to the Unit on the commercial operation date is greater than it was on the plant completion date, then such greater amount), over


                  (b) the sum of (1) the aggregate minimum amount required by the proviso to the third paragraph of this Section 7 to be included in operating expenses from the plant completion date to the date in question on account of depreciation accruals (and amortization, if any, of property losses), plus (2) the amount of net available cash.

The net Unit investment shall be determined as of the plant completion date and thereafter as of the commencement of each calendar year, or, if Connecticut Yankee elects, at more frequent intervals.

         "Net available cash" means, at any date as of which the amount thereof is to be determined, the excess of (a) the aggregate amount received by Connecticut Yankee after the plant completion dale and prior to two years before the determination date as insurance proceeds on account of loss or damage to the Unit or as the proceeds of a sale or condemnation of a portion of the Unit, over
(b) the aggregate amount expended after the plant completion date and prior to the determination date on account of rebuilding, repairs, replacements and additions to the Unit, provided that insurance proceeds received with respect to a particular loss shall be taken into account for purposes of the foregoing computation only if the amount received with respect to the loss exceeds $150,000.

         Connecticut Yankee will bill the Purchaser, as soon as practicable after the end of each month, for all amounts payable by the Purchaser with respect to the particular month. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All bills shall be paid in full within 10 days after receipt thereof by the Purchaser.

8. Make-up Term and Option Term

         (a) The Purchaser may elect to extend the contract term by written notice to Connecticut Yankee upon the following conditions and for the following period or periods:

            (i) in the event that the Unit is not in commercial operation on the plant completion date, the contract term may be extended for a period equal to the number of consecutive days by which commercial operation is delayed beyond the plant completion date; and

            (ii) if at any time after the commencement of commercial operation no deliveries are made under this contract for a period of at least 120 consecutive days, the contract may be extended for a period equal to the aggregate of such periods during which no deliveries were made.

If the term of the contract is extended pursuant to the provisions of this subsection (a), all of the contract provisions shall remain in effect for the extended term.

         (b) Upon expiration of the initial term of this contract or upon expiration of the term as extended in accordance with subsection (a) of this
Section 8, the Purchaser shall continue to be entitled, at its option, to its entitlement percentage of the capacity and output of the Unit upon terms at least as favorable as those obtained by any other person.

9.       Cancellation of Contract

         If deliveries cannot be made to the Purchaser because either

            (i) the Unit is damaged to the extent of being completely or substantially completely destroyed, or

            (ii) the Unit is taken by exercise of the right of eminent domain or a similar right or power, or

            (iii) (a) the Unit cannot be used because of contamination, or because a necessary license or other necessary public authorization cannot be obtained or is revoked, or because the utilization of such a license or authorization is made subject to specified conditions which are not met, and (b) the situation cannot be rectified to an extent which will permit Connecticut Yankee to make deliveries to the Purchaser from the Unit;

then and in any such case, the Purchaser may cancel this contract. Such cancellation shall be effected by written notice given by the Purchaser to Connecticut Yankee. In the event of such cancellation, all continuing obligations of the parties, including the Purchaser's obligations to continue payments, shall cease forthwith. Any dispute as to the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of Section 13.

         Notwithstanding anything in this contract elsewhere contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this
Section 9. Further, if for reasons beyond Connecticut Yankee's reasonable control, deliveries are not made as contemplated by this contract, Connecticut Yankee shall have no liability to the Purchaser on account of such non-delivery.

10.      Insurance

         Prior to the first shipment of fuel to the plant site, Connecticut Yankee will obtain, and thereafter will at all times maintain, insurance to cover its "public liability" for personal injury and property damage resulting from a "nuclear incident" (as those terms are defined in the Atomic Energy Act of 1954, as amended), with limits not less than Connecticut Yankee may be required to maintain to qualify for governmental indemnity under said Act and shall execute and maintain an indemnification agreement with the Atomic Energy Commission as provided by said Act. Connecticut Yankee will also at all times maintain such other types of liability insurance, including workmen's compensation insurance, in such amounts, as is customary in the case of other similar electric utility companies, or as may be required by law.

         Connecticut Yankee will at all times keep insured such portions of the Unit as are of a character usually insured by electric utility companies, similarly situated and operating like properties, against the risk of a "nuclear incident", and such other risks as electric utility companies, similarly situated and operating like properties, usually insure against. Such insurance shall to the extent available be carried in an amount at least equal to the original cost of the insured facilities, less accrued depreciation thereon.

11.      Additional Units

         Connecticut Yankee or its nominee may install one or more additional generating units at the Haddam Neck site. The installation of such unit or units shall not affect the terms of this contract, but in such case, if and to the extent appropriate, if any portion of the Unit (whether such portion constitutes land, structures or equipment) is also used with the additional unit(s), an appropriate allocation of the cost of the Unit shall be made and the net Unit investment shall be reduced accordingly, subject, however, to the limitation that the aggregate amount of the reduction in net Unit investment resulting from all such allocations shall not exceed $2,000,000.

12.      Audit

         Connecticut Yankee's books and records (including metering records) shall be open to reasonable inspection and audit by the Purchaser.

13.      Arbitration

         In case any dispute shall arise as to the interpretation or performance of this contract which cannot be settled by mutual agreement, such dispute shall be submitted to arbitration. The parties shall if possible agree upon a single arbitrator. In case of failure to agree upon an arbitrator within 15 days after the delivery by either party to the other of a written notice requesting arbitration, either party may request the American Arbitration Association to appoint the arbitrator. The arbitrator, after opportunity for each of the parties to be heard, shall consider and decide the dispute and notify the parties in writing of his decision. Such decision shall be binding upon the parties, and the expenses of the arbitration shall be borne equally by them.

14.      Regulation

         This contract, and all rights, obligations and performance of the parties hereunder, are subject to all applicable state and federal law and to all duly promulgated orders and other duly authorized action of governmental authority having jurisdiction in the premises.

15.      Assignment

         This contract shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the parties, except that no assignment, pledge or other transfer of this contract by either party shall operate to release the assignor, pledgor or transferor of any of its obligations under this contract unless consent to the release is given in writing by the other party, or, if the other party has theretofore assigned, pledged or otherwise transferred its interest in this contract, by the other party's assignee, pledgee or transferee.

16.      Right of Setoff

         The Purchaser shall not be entitled to set off against the payments required to be made by it under this contract (i) any amounts owed to it by Connecticut Yankee or (ii) the amount of any claim by it against Connecticut Yankee. However, the foregoing shall not affect in any other way the Purchaser's rights and remedies with respect to any such amounts owed to it by Connecticut Yankee or any such claim by it against Connecticut Yankee.

17.      Interpretation

         The interpretation and performance of this contract shall be in accordance with and controlled by the law of the State of Connecticut.

18.      Addresses

         Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other, relating to this contract, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when mailed to the respective post office address of the other party shown following the signatures of such other party hereto, or such other post office address as may be designated by written notice given as provided in this Section 18.

19.      Corporate Obligations

         This contract is the corporate act and obligation of the parties hereto, and any claim hereunder against any stockholder, director or officer of either party, as such, is expressly waived.

20.      All Prior Agreements Superseded

         This contract represents the entire agreement between us relating to the subject matter hereof, and all previous agreements, discussions, communications and correspondence with respect to the subject matter are hereby superseded and are of no further force and effect.

         IN WITNESS WHEREOF, the parties have executed this contract by their respective officers thereunto duly authorized as of the date first above written.

                                                             CONNECTICUT YANKEE ATOMIC POWER COMPANY



Attest:
                                                             By______________________________________________________

                                                             Its_____________________________________________________
__________________________________________________________            P.O. Box 2010
                                                                      Hartford, Connecticut  06101

                                                             ________________________________________________________
                                                                               (Purchaser)

                                                             By______________________________________________________
Attest:                                                                        (Officer)

                                                             Its_____________________________________________________
                                                                               (Title)
__________________________________________________________
                                                             ________________________________________________________
                                                                               (Address)

                                                             ________________________________________________________


                                                             (Forms of signatures in the attached Appendix)





                                    APPENDIX


         Separate Power Contracts were entered into, identical in form with the foregoing except as to the execution thereof and except that on page 1 the names of the respective Purchasers were inserted.

                                            CONNECTICUT YANKEE ATOMIC POWER
                                             COMPANY

                                            By       S. R. Knapp
Attest:
                                            Its President
         R. F. Probst
                  Secretary                 P.O. Box 2010
                                            Hartford, Connecticut  06101
(Corporate Seal)
                                            THE CONNECTICUT LIGHT AND POWER
                                             COMPANY

                                            By Paul V. Hayden
Attest:
                                            Its President
C. J. Ramage
         Assistant Secretary                P.O. Box 2010
                                            Hartford, Connecticut  06101
(Corporate Seal)

                                            NEW ENGLAND POWER COMPANY

                                            By Robert F. Krause
Attest:
                                            Its President
Joseph X. Corbett
         Clerk                              441 Stuart Street
                                            Boston, Massachusetts  02116
(Corporate Seal)
                                            BOSTON EDISON COMPANY

                                            By Charles F. Avila
Attest:
                                            Its President
Edwin J. Lee
         Clerk                              182 Tremont Street
(Corporate Seal)                            Boston, Massachusetts  02112

                                            THE HARTFORD ELECTRIC LIGHT COMPANY

                                            By R. A. Gibson
Attest:
                                            Its Chairman
J. B. Madigan
         Secretary                          P.O. Box 2370
                                            Hartford, Connecticut  06101
(Corporate Seal)
                                            THE UNITED ILLUMINATED COMPANY


Attest:                                     By William J. Cooper

A. Royal Wood                               Its President
         Secretary
                                            80 Temple Street
(Corporate Seal)                            New Haven, Connecticut  06506

                                            WESTERN MASSACHUSETTS ELECTRIC
                                             COMPANY

                                            By Howard J. Cadwell
Attest:
                                            Its Chairman of the Board
N. F. Plante
         Clerk                              174 Brush Hill Avenue
                                            West Springfield, Massachusetts01089
(Corporate Seal)
                                            CENTRAL MAINE POWER COMPANY


Attest:                                     By W. H. Dunham

C. W. Totman                                Its President
         Assistant Secretary
                                            9 Green Street
(Corporate Seal)                            Augusta, Maine  04332

                                            PUBLIC SERVICE COMPANY OF
                                            NEW HAMPSHIRE

                                            By A. R. Schiller
Attest:
                                            Its President
Anabelle Landers
         Secretary                          1087 Elm Street
                                            Manchester, New Hampshire  03105
(Corporate Seal)
                                            MONTAUP ELECTRIC COMPANY

                                            By Guido R. Perera
Attest:
                                            Its President
R. M. Keith
         Clerk                              49 Federal Street
                                            Boston, Massachusetts  02107
(Corporate Seal)
                                            NEW BEDFORD GAS AND EDISON LIGHT
                                              COMPANY*

                                            By John F. Rich
Attest:
                                            Its President
R. E. Rolls
         Clerk                              130 Austin Street
                                            Cambridge, Massachusetts  02139
(Corporate Seal)



--------
* The contract between Connecticut Yankee and New Bedford Gas and Edison Light Company has been cancelled.

                                            CAMBRIDGE ELECTRIC LIGHT COMPANY

                                            By John F. Rich
Attest:
                                            Its President
R. E. Rolls
         Clerk                              130 Austin Street
                                            Cambridge, Massachusetts  02139
(Corporate Seal)
                                            CENTRAL VERMONT PUBLIC SERVICE
                                              CORPORATION

                                            By Albert A. Cree
Attest:
                                            Its Chairman
Porter E. Noble
         Clerk                              77 Grove Street
                                            Rutland, Vermont  05701
(Corporate Seal)

                           ADDITIONAL POWER CONTRACTS

                           DATED AS OF APRIL 30, 1984

                                    CONFORMED

         BETWEEN CONNECTICUT YANKEE ATOMIC POWER COMPANY AND PURCHASERS

                                                                          [COPY]
                                              [as amended as of December 4, 1996
                                                             as of April 7, 2000
                                                       and as of April 27, 2000]

                            ADDITIONAL POWER CONTRACT

         ADDITIONAL POWER CONTRACT, dated as of April 30, 1984, between CONNECTICUT YANKEE ATOMIC POWER COMPANY ("Connecticut Yankee"), a Connecticut corporation, and [PURCHASER] (the "Purchaser").

         In consideration of the following understandings and the respective undertakings of the parties, it is agreed as follows:

1.       Basic Understandings.

         Connecticut Yankee was organized in 1962 to provide for the supply of power to its sponsoring utility companies (including the Purchaser). Connecticut Yankee constructed a nuclear electric generating unit of the pressurized water type, having a maximum net capability of approximately 582 megawatts electric, at a site adjacent to the Connecticut River at Haddam, Connecticut (said unit, together with the site and all related facilities owned or to be owned by Connecticut Yankee, being referred to herein as the "Unit"). On June 30, 1967, Connecticut Yankee was issued a full-term, operating license for the Unit from the Atomic Energy Commission (now the Nuclear Regulatory Commission which, together with any successor agency or agencies, is hereafter called the "NRC"), which license expires on May 26, 2004, and the Unit commenced commercial operation on January 1, 1968.

         The Unit is operated to supply power to the purchasers from Connecticut Yankee (collectively the "Purchasers"), each of which by a Power Contract dated as of July 1, 1964, as supplemented by Supplementary Power Contracts dated as of March 1, 1978, such Supplementary Power Contracts amended on August 22, 1980 and October 15, 1982 (collectively the "Power Contracts"), has undertaken to purchase a fixed percentage of the capacity and output of the Unit for a term extending through December 31, 1997. The names of the Purchasers and their respective percentages ("entitlement percentages") of the capacity and output of the Unit are as follows:

                                                             Entitlement
                                                               Percentage

The Connecticut Light and Power Company.....................        34.5%
New England Power Company ..................................         15.0
Western Massachusetts Electric Company .....................          9.5
The United Illuminating Company ............................          9.5

Boston Edison Company ......................................          9.5
Central Maine Power Company ................................          6.0
Public Service Company of New Hampshire ....................          5.0
Montaup Electric Company ...................................          4.5
Cambridge Electric Light Company ...........................          4.5
Central Vermont Public Service Corporation..................          2.0


         The Power Contracts have been supplemented most recently by Second Supplementary Power Contracts, dated as of 1984, between Connecticut Yankee and each of the Purchasers (the "Second Supplementary Power Contracts"). The Second Supplementary Power Contracts provide for the collection of funds to defray the ultimate cost of decommissioning the Unit and to provide an allowance for potential taxes payable by Connecticut Yankee with respect to the decommissioning fund.

         Connecticut Yankee and the Purchasers desire to provide for the orderly continuation of the sa1e and purchase of the capacity and output of the Unit during the useful life of the Unit to the extent that such useful life continues beyond the termination date of the Power Contracts and the Second Supplementary Power Contracts and to provide appropriate provisions for the collection of funds for, and the payment of, decommissioning costs and any other costs, including potential taxes, with respect to the Unit during and after the useful life of the Unit. Connecticut Yankee and the other Purchasers are entering into Additional Power Contracts which are identical to this contract except for necessary changes in the names of the parties.

2.       Effective Date, Term and Waiver.

         This contract shall become effective upon receipt by the Purchaser of notice that Connecticut Yankee has entered into Additional Power Contracts, as contemplated by Section 1 above, with each of the other Purchasers. The operative term of this contract shall commence on such date as may be authorized by the FERC and shall terminate on the date (the "End of Term Date") which is the later to occur of (i) 30 days after the date on which the last of the financial obligations of Connecticut Yankee which constitute elements of the payment calculated pursuant to Section 7 of this contract has been extinguished by Connecticut Yankee, or (ii) 30 days after the date on which Connecticut Yankee is finally relieved of all obligations under the last of any licenses (operating and/or possessory) which it now holds from, or which may hereafter be issued to it by, the NRC with respect to the Unit under applicable provisions of the Atomic Energy Act of 1954, as amended from time to time (the "Act").

         The Purchaser hereby irrevocably waives its right to extend the contract term of its Power Contract pursuant to subsections (a) or (b) of
Section 8 thereof.

3.       Operation and Maintenance of the Unit.

         Connecticut Yankee will operate and maintain the Unit in accordance with good utility practice under the circumstances and all applicable law, including the applicable provisions of the Act and of any licenses issued thereunder to Connecticut Yankee. Within the limits imposed by good utility practice under the circumstances and applicable law, the Unit will be operated at its maximum capability and on a long hour use basis.

         Outages for inspection, maintenance, refueling and repairs and replacements will be scheduled in accordance with good utility practice and insofar as practicable shall be mutually agreed upon by Connecticut Yankee and the Purchaser. In the event of an outage, Connecticut Yankee will use its best efforts to restore the Unit to service as promptly as practicable.

4.       Decommissioning.

         After commercial operation of the Unit permanently ceases, Connecticut Yankee will decommission the Unit in a manner authorized by Connecticut Yankee's board of directors and approved by the NRC in accordance with the Act and the rules and regulations thereunder then in effect and by any agency having jurisdiction over decommissioning of the Unit.

         It is understood that, pursuant to the 1987 Supplementary Power Contracts, the Purchasers are currently being billed for Total Decommissioning Costs which, as of the date of this contract, are being accumulated in a separate fund which was established for the purpose of reimbursing Connecticut Yankee for Decommissioning Expenses incurred in the process of decommissioning the Unit and that such billings are subject to change in accordance with the provisions of the 1987 Supplementary Power Contracts, subject to the jurisdiction of the Federal Energy Regulatory Commission or any successor agency thereto (the "FERC"). It is contemplated that sufficient funds will be accumulated pursuant to those contracts and paragraph 7 hereof to make payment to reimburse Connecticut Yankee for the full cost of decommissioning the Unit.

5.       Purchaser's Entitlement.

         The Purchaser will, throughout the term of this contract, be entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit, at whatever level the Unit is operated or operable, whether more or less than 582 megawatts electric.

6.       Deliveries and Metering.

         The Purchaser's entitlement percentage of the output of the Unit will be delivered to and accepted by the Purchaser at the step-up substation at the site. All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of its entitlement percentage of the output of the Unit.

         Connecticut Yankee will supply and maintain all necessary metering equipment for determining the quantity and conditions of supply of deliveries under this contract, will make appropriate tests of such equipment in accordance with good utility practice and as reasonably requested by the Purchaser, and will maintain the accuracy of such equipment within reasonable limits. Connecticut Yankee will furnish the Purchaser with such summaries of meter readings as the Purchaser may reasonably request.

7.       Payment.

         With respect to each month commencing on or after the commencement of the operative term of this contract, whether or not this contract continues fully or partially in effect, the Purchaser will pay Connecticut Yankee as deferred payment for the capacity and output of the Unit provided to the Purchaser by Connecticut Yankee prior to the permanent shutdown of the Unit on December 4, 1996, to the extent not otherwise paid in accordance with the Power Contract, but without duplication: an amount equal to the Purchaser's entitlement percentage of the sum of (a) the Total Decommissioning Costs for the month with respect to the Unit, plus (b) Connecticut Yankee's total operating expenses for the month with respect to the Unit, plus (c) an amount for operating income as determined in accordance with this Section 7.

         "Equity investment" as of any date shall consist of the sum of (i) all amounts theretofore paid to Connecticut Yankee for all common capital stock theretofore issued, plus all amounts paid to Connecticut Yankee by any of its common stockholders as capital contributions or advances, less the sum of any amounts paid by Connecticut Yankee to its common stockholders in the form of stock retirements, repurchases or redemptions, return of capital or repayments of such contributions or advances; plus (ii) any credit balance in the capital surplus account not included under (i) and in the retained earnings account on the books of Connecticut Yankee as of such date.

         "Uniform System" shall mean the Uniform System of Accounts prescribed by the FERC for Class A and Class B Public Utilities and Licensees, as from time to time in effect.

         Connecticut Yankee's "operating expenses" shall include all amounts properly chargeable to operating expense accounts, less any applicable credits thereto, in accordance with the Uniform System; however, excluding for purposes of this contract Total Decommissioning Costs, but including for purposes of this contract:

                  (i) with respect to each month until the commencement of decommissioning of the Unit, the Purchaser's entitlement percentage of all expenses related to the storage or disposal of nuclear fuel or other radioactive materials, and all expenses related to protection and maintenance of the Unit during such period, including to the extent applicable all of the various sorts of expenses included in the definition of "Decommissioning Expenses", to the extent incurred during the period prior to the commencement of decommissioning;

                  (ii) with respect to each month until expenses associated with disposal of pre-April 7, 1983 spent nuclear fuel have been fully covered by amounts which have been collected from Purchasers and paid to a segregated fund as contemplated by Section 8 of the 1987 Supplementary Power Contract, dated as of April 1, 1987, between Connecticut Yankee and the Purchaser, as amended (the "1987 Contract"), the Purchaser's entitlement percentage of previously uncollected expenses associated with disposal of such prior spent nuclear fuel, as determined in accordance with
                           Section 10 of the 1987 Contract; and

                  (iii) with respect to each month until End of License Term, the Purchaser's entitlement percentage of monthly amortization of (a) the amount of any unamortized deferred expenses, as permitted from time to time by the Federal Energy Regulatory Commission or its successor agency, plus (b) the remaining unamortized amount of Connecticut Yankee's investment in plant, nuclear fuel and materials and supplies and other assets. Such amortization shall be accrued at a rate sufficient to amortize fully such unamortized deferred expenses and Connecticut Yankee's investments in plant, nuclear fuel and materials and supplies or other assets over a period extending to June 29, 2007, provided, that if during any calendar month ending on or before December 31, 2000 either of the following events shall occur: (a) Connecticut Yankee shall become insolvent or (b) Connecticut Yankee shall be unable, from available cash or other sources, to meet when due during such month its obligations to pay principal, interest, premium (if any) or other fees with respect to any of its indebtedness of money borrowed, then Connecticut Yankee may adjust upward the accrual for amortization of the unrecovered investment such month to an amount not exceeding the applicable maximum level specified in Appendix A hereto, provided that concurrently therewith the remaining unamortized investment shall be reduced by an amount equal to the amount of such adjustment. Notwithstanding anything herein to the contrary, Connecticut Yankee shall make an informational filing with the Federal Energy Regulatory Commission prior to accelerating collections under this Paragraph.

                  As used herein, "End of License Term" means June 29, 2007 or such later date as may be fixed, by amendment to the NRC Facility Operating License for the Unit, as the end of the term of the Facility Operating License.

         "Total Decommissioning Costs" for any month shall mean the sum of (x) an amount equal to all accruals in such month to any reserve, as from time to time established by Connecticut Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit, plus (y), during the Decommissioning Period, the Decommissioning Expenses for the month, to the extent such Decommissioning Expenses are not paid with funds from such reserve, plus (z) Decommissioning Tax Liability for such month. It is understood (i) that funds received pursuant to clause (x) may be held by Connecticut Yankee or by an independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with applicable regulatory requirements, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements of the NRC for permanent cessation of operation of a nuclear facility and any other activities reasonably related thereto, including provision for the interim storage of spent nuclear fuel.

          "Decommissioning Expenses" shall include all expenses of decommissioning the Unit, and all expenses relating to ownership and protection of the Unit during the Decommissioning Period, and shall also include the following:

                  (1) All costs and expenses of any NRC-approved method of removing the Unit from service, including without limitation: dismantling, mothballing and entombment of the Unit; removing nuclear fuel and other radioactive material to temporary and/or permanent storage sites; construction, operation, maintenance and dismantling of a spent fuel storage facility; decontaminating, restoring and supervising the site; and any costs and expenses incurred in connection with proceedings before governmental authorities relating to any authorization to decommission the Unit or remove the Unit from service;

                  (2) All costs of labor and services, whether directly or indirectly incurred, including without limitation, services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment and apparatus acquired or used (including rental charges for machinery, equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal of the Unit from service, and all administrative costs, including services of counsel and financial advisers of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Connecticut Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

                  (3) All overhead costs applicable to the Unit during the Decommissioning Period, or accrued during such period, including without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), charges, license fees, excises and assessments, casualties, health care costs, pension benefits and other employee benefits, surety bond premiums and insurance premiums.

         "Decommissioning Tax Liability" for any month shall be an amount established by Connecticut Yankee and approved by its board of directors to meet possible income tax obligations, which amount shall not exceed: the amount to be included in the clause (x) portion of Total Decommissioning Costs for such month multiplied by a fraction whose numerator is equal to the combined highest applicable statutory Federal and state marginal income tax rate and whose denominator is equal to one minus the combined highest statutory Federal and state marginal income tax rate.

         "Decommissioning Period" shall mean the period commencing with the notification by Connecticut Yankee to the NRC of a decision of the board of directors of Connecticut Yankee to cease permanently the operation of the Unit for the purpose of producing electric energy and ending with the date when Connecticut Yankee has completed the decommissioning of the Unit and the restoration of the site and has been relieved of all its obligations under the last of any licenses issued to it by the NRC.

         Without limiting the generality of the foregoing, any other amounts expended or to be paid with respect to decommissioning of the Unit or removal of the Unit from service shall constitute part of the Decommissioning Expenses if they are, or when paid will be, either (i) properly chargeable to any account related to decommissioning of a nuclear generating unit in accordance with the Uniform System or generally accepted accounting principles as then in effect, or
(ii) properly chargeable to decommissioning of a nuclear generating unit in accordance with then applicable regulations of the NRC or the FERC or any other regulatory agency having jurisdiction.

         As used in this Section 7, "operating income" for any month shall mean the product of the equity investment, calculated as of the last day of the preceding month, and one-twelfth of the latest annual return on equity authorized for Connecticut Yankee by the Federal Energy Regulatory Commission or any successor regulatory agency.

8.       Billing.

         Connecticut Yankee will bill the Purchaser, no later than ten (10) days after the end of any month, for all amounts payable by the Purchaser with respect to such particular month pursuant to Section 7 hereof. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All bills shall be due and payable when rendered and any amount remaining unpaid 15 days following the date of receipt of bills shall bear interest at an annual rate equal to 2%, in excess of the current prime rate then in effect at Fleet Bank, from the due date to the date payment is received by Connecticut Yankee.

9.       Decommissioning Fund.

         Connecticut Yankee agrees to cause an appropriate decommissioning reserve to be maintained in accordance with applicable regulatory requirements. Connecticut Yankee has established an independent trust or other separate fund (the "Connecticut Yankee Trust") which has the necessary powers to hold and invest all funds collected for the decommissioning of the Unit and to disburse the same to reimburse Connecticut Yankee for such costs when actually incurred for decommissioning of the Unit or removal of the Unit from service. If during the term of the Connecticut Yankee Trust applicable legislation or regulations are promulgated which so permit or require, or an alternative entity is created for funding decommissioning of the Unit, the Connecticut Yankee Trust has the authority, with the concurrence of Connecticut Yankee, to transfer its trust estate to such newly authorized entity for the purpose of providing for the decommissioning of the Unit or removal of the Unit from service.

         Connecticut Yankee agrees to pay to, or cause to be paid to, the Connecticut Yankee Trust or any successor trust approved by the board of directors of Connecticut Yankee all funds collected hereunder for the express purpose of decommissioning the Unit or removing the Unit from service and further agrees that, after the tax consequences of decommissioning collections have been resolved, any funds collected hereunder to meet Decommissioning Tax

Liability which are not used for that purpose will be refunded to the Purchaser.

10.      Cancellation of Contract.

         If either

                  (i) the Unit is damaged to the extent of being completely or substantially completely destroyed, or

                  (ii) the Unit is taken by exercise of the right of eminent domain or a similar right or power,

then and in any such case, the Purchaser may cancel the provisions of this contract, except that in all cases other than those described in clause (ii) above, the Purchaser shall be obligated to continue to make the payments of Total Decommissioning Costs and the other payments required by Section 7 and the provisions of that Section and the related provisions of this contract shall remain in full force and effect until the End of Term Date, it being recognized that the costs which Purchaser is required to pay pursuant to Section 7 represent deferred payments in connection with power heretofore delivered by Connecticut Yankee hereunder. Such cancellation shall be effected by written notice given by the Purchaser to Connecticut Yankee. In the event of such cancellation, all continuing obligations of the parties hereunder as to subsequently incurred costs of Connecticut Yankee other than the obligations of the Purchaser to continue to make the payments required by Section 7 shall cease forthwith. Notwithstanding the foregoing, the applicable provisions of this contract shall continue in effect after the cancellation hereof to the extent necessary to permit final billings and adjustments hereunder with respect to obligations incurred through the date of cancellation and the collection thereof. Any dispute as to the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of Section 13.

         Notwithstanding anything in this contract elsewhere contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this
Section 10. Further, if for reasons beyond Connecticut Yankee's reasonable control, deliveries are not made as contemplated by this contract, Connecticut Yankee shall have no liability to the Purchaser on account of such non-delivery.

11.      Insurance.

         Connecticut Yankee presently has in effect, and hereafter will at all times maintain until the expiration of the term hereof, insurance to cover its "public liability" for personal injury and property damage resulting from a "nuclear incident" (as those terms are defined in the Act), with limits not less than Connecticut Yankee may be required to maintain to qualify for governmental indemnity under the Act and shall maintain an indemnification agreement with the NRC as provided by the Act. Connecticut Yankee will also at all time maintain such other types of liability insurance; including workmen's compensation insurance, in such amounts as is customary in the case of other similar electric utility companies or as may be required by law.

         Connecticut Yankee will at all times keep insured such portions of the Unit as are of a character usually insured by electric utility companies similarly situated and operating like properties, against the risk of a "nuclear incident" and such other risks as electric utility companies, similarly situated and operating like properties, usually insure against; and such insurance shall to the extent available be carried in amounts sufficient to prevent Connecticut Yankee from becoming a co-insurer. Such insurance shall to the extent available be carried in an amount at least equal to the original cost of the insured facilities, less accrued depreciation thereon.

12.      Audit.

         Connecticut Yankee's books and records (including metering records) shall be open to reasonable inspection and audit by the Purchaser.

13.      Arbitration.

         In case any dispute shall arise as to the interpretation or performance of this contract which cannot be settled by mutual agreement, such dispute shall be submitted to arbitration. The parties shall if possible agree upon a single arbitrator. In case of failure to agree upon an arbitrator within 15 days after the delivery by either party to the other of a written notice requesting arbitration, either party may request the American Arbitration Association to appoint the arbitrator. The arbitrator, after opportunity for each of the parties to be heard, shall consider and decide the dispute and notify the parties in writing of his decision. Such decision shall be binding upon the parties, and the expenses of the arbitration shall be borne equally by them.

14.      Regulation.

         This contract, and all rights, obligations and performance of the parties hereunder, are subject to all applicable state and Federal law and to all duly promulgated orders and other duly authorized action of governmental authorities having jurisdiction.

15.      Assignment.

         This contract shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the parties, except that no assignment, pledge or other transfer of this contract by either party shall operate to release the assignor, pledgor or transferor from any of its obligations under this contract unless consent to the release is given in writing by the other party, or, if the other party has theretofore assigned, pledged or otherwise transferred its interest in this contract, by the other party's assignee, pledgee or transferee, or unless such transfer is incident to a merger or consolidation with, or transfer of all or substantially all of the assets of the transferor to, another Purchaser which shall, as a part of such succession, assume all the obligations of the transferor under this contract.

16.      Right of Setoff.

         The Purchaser shall not be entitled to set off against the payments required to be made by it under this contract (i) any amounts owed to it by Connecticut Yankee or (ii) the amount of any claim by it against Connecticut

Yankee. However, the foregoing shall not affect in any other way the Purchaser's right and remedies with respect to any such amounts owed to it by Connecticut Yankee or any such claim by it against Connecticut Yankee.

17.      Amendments.

         Upon authorization by Connecticut Yankee's board of directors of uniform amendments to all the Additional Power Contracts, Connecticut Yankee shall have the right to amend the provisions of Section 7 hereof by serving an appropriate statement of such amendment upon the Purchaser and filing the same with the FERC (or such other regulatory agency as may have jurisdiction in the premises) in accordance with the provisions of applicable laws and any rules and regulations thereunder, and the amendment shall thereupon become effective on the date specified therein, subject to any suspension order issued by such agency. All other amendments to this contract shall be by mutual agreement, evidenced by a written amendment signed by the parties hereto.

18.      Interpretation.

         The interpretation and performance of this contract shall be in accordance with and controlled by the law of the State of Connecticut.

19.      Addresses.

         Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other, relating to this contract, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when delivered in person or mailed by registered or certified mail, postage prepaid, to the respective post office address of the other party shown following the signatures of such other party hereto, or such other address as may be designated by written notice given as provided in this Section 19.

20.      Corporate Obligations.

         This contract is the corporate act and obligation of the parties hereto, and any claim hereunder against any stockholder, director or officer of either party, as such, is expressly waived.

21.      All Prior Agreements Superseded.

         This contract represents the entire agreement between the parties relating to the subject matter hereof during the operative term hereof ( i.e., post-December 31, 1997), and all previous agreements, discussions, communications and correspondence with respect to the subject matter are hereby superseded and are of no further force and effect.

22.      Counterparts.

         This contract may be executed in any number of counterparts and each executed counterpart shall have the same force and effect as an original instrument and as if all the parties to all of the counterparts had signed the same instrument. Any signature page of this contract may be detached from any counterpart without impairing the legal effect of any signatures thereon, and may be attached to another counterpart of this contract identical in form hereto but having attached to it one or more signature pages.



         IN WITNESS WHEREOF, the parties have executed this contract by their respective officers thereunto duly authorized as of the date first above written.


                                  CONNECTICUT YANKEE ATOMIC POWER COMPANY

                                  By__________________________
                                           Its Senior Vice President
                                           P.O. Box 270
                                           Hartford, Connecticut 06141


                                 [PURCHASER]

                                  By__________________________
                                           (Officer and Title)
                                           (Address)

                        1987 SUPPLEMENTARY POWER CONTRACT

                            DATED AS OF APRIL 1, 1987

                                    CONFORMED

         BETWEEN CONNECTICUT YANKEE ATOMIC POWER COMPANY AND PURCHASERS

                                                                          [COPY]
                                              [as amended as of December 4, 1996
                                                             as of April 7, 2000
                                                       and as of April 27, 2000]

                        1987 SUPPLEMENTARY POWER CONTRACT


         This 1987 Supplementary Power Contract, dated as of the 1st day of April, 1987 is entered into by and between Connecticut Yankee Atomic power Company ("Connecticut Yankee") and [PURCHASER] ("Purchaser").

Basic Understandings

         Connecticut Yankee and the Purchaser are parties to a Power Contract dated as of July 1, 1964 ("Power Contract"). Pursuant to the Power Contract and other similar contracts (collectively, the "Power Contracts") between Connecticut Yankee and its other purchasers (collectively, with the Purchaser, the "Purchasers"), Connecticut Yankee supplies to the Purchasers all of the capacity and electric energy available from the nuclear generating unit owned by Connecticut Yankee at a site adjacent to the Connecticut River in the Town of Haddam, Connecticut (the "Unit"). The Power Contracts have a term of thirty (30) years following January 1, 1968, the date on which the Unit commenced commercial operation.

         Connecticut Yankee and the Purchaser are also parties to an Additional Power Contract, dated as of April 30, 1984 ("Additional Power Contract"). The Additional Power Contract and other similar contracts (collectively, the "Additional Power Contracts") between Connecticut Yankee and its other purchasers provide for extension of their respective rights and obligations following the December 31, 1997 termination date of the Power Contract and continuing during the Unit's service life following January 1, 1998 and termination of all decommissioning obligations related to the Unit.

         Pursuant to the Power Contract and the Additional Power Contract, the Purchaser is entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit and the Purchaser is obligated to make payment of a similar portion of the costs and expenses related to the Unit during the Unit's service life and decommissioning.

         The Power Contract serves as security for obligations of Connecticut Yankee and cannot be changed without the concurrence of other parties. Therefore, Connecticut Yankee and the Purchaser have been precluded from amending the Power Contract, and Connecticut Yankee and the Purchaser have entered into the following additional contract arrangements relating to the Unit (collectively, with other similar contract arrangements between Connecticut Yankee and the other Purchasers, the "Supplementary Power Contracts"):

         Supplementary Power Contract, dated as of March 1, 1978 Agreement Amending Supplementary Power Contract, dated August 22, 1980 Second Amendment Of The Supplementary Power Contract, dated October 15, 1982 Second Supplementary Power Contract, dated as of April 30, 1984

         Pursuant to the Supplementary Power Contracts, the Purchaser makes monthly supplemental payments to Connecticut Yankee, such payments being in addition to the payments made pursuant to the Power Contract. These supplementary payments cover elements of Connecticut Yankee's costs of owning, operating and maintaining the Unit which are not appropriately provided for in the Power Contracts. The Supplementary Power Contracts also contain additional commitments and obligations relating to ownership, operation and maintenance of the Unit.

         NOW THEREFORE, in order to supersede the Supplementary Power Contracts and to restate herein the terms and conditions contained in such superseded Supplementary Power Contracts which Connecticut Yankee and the Purchaser wish to continue and to make the applicable provisions of this 1987 Supplementary Power Contract effective during the terms of the Power Contract and the Additional Power Contract, and in consideration of the understandings recited herein and previously recited in the Supplementary Power Contracts, and in consideration of the respective undertakings of the parties to this 1987 Supplementary Power Contract, Connecticut Yankee and the Purchaser hereby agree as follows:

1.       Undertakings by Connecticut Yankee

         Connecticut Yankee agrees to continue to operate and maintain the Unit in accordance with the requirements of the Power Contract and Additional Power Contract and to use its best efforts to meet its future financing needs at the lowest practicable cost.

2.       Supplementary Payment To Payments Under The Power Contract

         [DELETED BY 2000 AMENDATORY AGREEMENTS]

3.       Decommissioning Payment

         For each month the Purchaser will pay Connecticut Yankee an amount equal to the Purchaser's entitlement percentage of the Total Decommissioning Costs for the month with respect to the Unit.

         (a) "Total Decommissioning Costs" for any month shall mean the sum of
         (x) an amount equal to all accruals in such month to any reserve, as from time to time established by Connecticut Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit, plus (y), during the Decommissioning Period, the Decommissioning Expenses for the month, to the extent such Decommissioning Expenses are not paid with funds from such reserve, plus (z) Decommissioning Tax Liability for such month. It is understood (i) that funds received pursuant to clause (x) may be held by Connecticut Yankee or by an independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with applicable regulatory requirements, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements of the NRC for permanent cessation of operation of a nuclear facility and any other activities reasonably related thereto, including provision for the interim storage of spent nuclear fuel.

         (b) "Decommissioning Expenses" shall include all expenses of decommissioning the Unit, and all expenses relating to ownership and protection of the Unit during the Decommissioning Period, and shall also include the following:

                  (1) All costs and expenses of any NRC-approved method of removing the Unit from service, including without limitation: dismantling, mothballing and entombment of the Unit; removing nuclear fuel and other radioactive material to temporary and/or permanent storage sites; construction, operation, maintenance and dismantling of a spent fuel storage facility; decontaminating, restoring and supervising the site; and any costs and expenses incurred in connection with proceedings before governmental authorities relating to any authorization to decommission the Unit or remove the Unit from service;

                  (2) All costs of labor and services, whether directly or indirectly incurred, including without limitation, services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment and apparatus acquired or used (including rental charges for machinery, equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal of the Unit from service, and all administrative costs, including services of counsel and financial advisers of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Connecticut Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

                  (3) All overhead costs applicable to the Unit during the Decommissioning Period, or accrued during such period, including without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), charges, license fees, excises and assessments, casualties, health care costs, pension benefits and other employee benefits, surety bond premiums and insurance premiums.

         (c) "Decommissioning Tax Liability" for any month shall be an amount established by Connecticut Yankee and approved by its board of directors to meet possible income tax obligations, which amount shall not exceed: the amount to be included in the clause (x) portion of Total Decommissioning Costs for such month multiplied by a fraction whose numerator is equal to the combined highest applicable statutory Federal and state marginal income tax rate and whose denominator is equal to one minus the combined highest statutory Federal and state marginal income tax rate.

         (d) "Decommissioning Period" shall mean the period commencing with the notification by Connecticut Yankee to the NRC of a decision of the board of directors of Connecticut Yankee to cease permanently the operation of the Unit for the purpose of producing electric energy and ending with the date when Connecticut Yankee has completed the decommissioning of the Unit and the restoration of the site and has been relieved of all its obligations under the last of any licenses issued to it by the NRC.

Without limiting the generality of the foregoing, any other amounts expended or to be paid with respect to decommissioning of the Unit or removal of the Unit from service shall constitute part of the Decommissioning Expenses if they are, or when paid will be, either (i) properly chargeable to any account related to decommissioning of a nuclear generating unit in accordance with the Uniform System of Accounts applicable to Connecticut Yankee or generally accepted accounting principles as then in effect, or (ii) properly chargeable to decommissioning of a nuclear generating unit in accordance with then applicable regulations of the NRC or the FERC or any other regulatory agency having jurisdiction.

4.       Decommissioning Payment Billing

         Connecticut Yankee will, bill the Purchaser, as soon as practicable after the end of each month, for all amounts payable by the Purchaser with respect to the particular month pursuant to Section 3 hereof. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All bills shall be due and payable when rendered and any amount remaining unpaid 15 days following the date of receipt of bills shall bear interest at an annual rate equal to 2% in excess of the current prime rate then in effect at the principal office in Hartford, Connecticut of The Fleet Bank, from the due date to the date payment is received by Connecticut Yankee.

5.       Decommissioning Fund

         Connecticut Yankee agrees to pay to, or cause to be paid to, the Connecticut Yankee Trust or any successor trust approved by the board of directors of Connecticut Yankee all funds collected pursuant to Section 3 under clause (x) of the definition of "Total Decommissioning Trust."

6.       Duration of Decommissioning Payments

         The Purchaser's obligation to make payment of its entitlement percentage of Total Decommissioning Costs shall, whether or not the Unit is operated or operable and notwithstanding any earlier termination of the service life of the Unit and cancellation of the Power Contract or Additional Power Contract, remain in full force and effect until the completion of decommissioning of the Unit, it being recognized that such costs represent deferred payments in connection with power theretofore delivered by Connecticut Yankee; provided, however, that the payment of Total Decommissioning Costs shall cease upon the taking of the Unit by exercise of the right of eminent domain or similar right or power.

7.       Amendment of Decommissioning Payment Provisions

         Upon authorization by Connecticut Yankee's board of directors of uniform amendments to all the 1987 Supplementary Power Contracts identical to this 1987 Supplementary Power Contract, Connecticut Yankee shall have the right to amend the provisions hereof relating to decommissioning payments by serving an appropriate statement of such amendment upon the Purchaser and filing the same with the Federal Energy Regulatory Commission (or such other regulatory agency as may have jurisdiction in the premises) in accordance with the provisions of applicable laws and any rules and regulations thereunder, and such amendment shall thereupon become effective on the date specified therein, subject to any suspension order duly issued by such agency. All other amendments to this 1987 Supplementary Power Contract shall be by mutual agreement, evidenced by a written amendment signed by the parties hereto.

8. Segregated Fund for Disposal of Prior Spent Nuclear Fuel and Associated High Level Radioactive Material

         Connecticut Yankee agrees to pay to, or cause to be paid into, any segregated fund approved by the board of directors of Connecticut Yankee funds collected under this 1987 Supplementary Power Contract for the purpose of disposing of prior spent nuclear fuel and associated high level radioactive material. Funds previously collected by Connecticut Yankee from the Purchaser for the purpose of disposing of prior spent nuclear fuel and associated high level radioactive material shall also be paid into any such segregated fund, which may, with the approval of the board of directors of Connecticut Yankee, be combined with any trust established under section 5 of this agreement. Connecticut Yankee further agrees that any funds collected from the Purchaser to meet such disposal costs which are not used for that purpose, either through payment of any amount due to a federal agency or other entity that disposes of the spent nuclear fuel and associated high level radioactive material or through payment of any costs associated with storage of said fuel and material pending its disposal, will be refunded to the Purchaser at the time final payment of such disposal costs is made to the U.S. Department of Energy.

9.       Supplementary Payment to Payments Under The Additional Power Contract

         [DELETED BY 2000 AMENDATORY AGREEMENTS]

10.      Supplementary Payments Upon Termination Of The Unit's Service Life

         In addition to all amounts otherwise payable by the Purchaser pursuant to the Power Contract and Additional Power Contract, the Purchaser will be obligated to pay to Connecticut Yankee, whether or not the Unit is operated or operable and notwithstanding any earlier termination of the service life of the Unit and cancellation of the Power Contract or Additional Power Contract, the

Purchaser's entitlement percentage of expenses associated with disposal of prior spent nuclear fuel. Such spent nuclear fuel expenses will be billed and paid in the same manner as decommissioning payments pursuant to Sections 4 and 6 hereof.

11.      Arbitration

         In case any dispute shall arise as to the interpretation or performance of this 1987 Supplementary Power Contract which cannot be settled by mutual agreement, such dispute shall be submitted to arbitration. The parties shall if possible agree upon a single arbitrator. In case of failure to agree upon an arbitrator within 15 days after the delivery by either party to the other of a written notice requesting arbitration, either party may request the American Arbitration Association to appoint the arbitrator. The arbitrator, after opportunity for each of the parties to be heard, shall consider and decide the dispute and notify the parties in writing of his decision. Such decision shall be binding upon the parties, and the expenses of the arbitration shall be borne equally by them.

12.      Regulation

         This 1987 Supplementary Power Contract, and all rights, obligations and performance of the parties hereunder, are subject to all applicable state and Federal law and to all duly promulgated orders and other duly authorized action of any governmental authority having jurisdiction.

13.      Assignment

         This 1987 Supplementary Power Contract shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the parties, except that no assignment, pledge or other transfer of this 1987 Supplementary Power Contract by either party shall operate to release the assignor, pledgor or transferor of any of its obligations under this 1987 Supplementary Power Contract unless consent to the release is given in writing by the other party, or, if the other party has theretofore assigned, pledged or otherwise transferred its interest in this 1987 Supplementary Power Contract, by the other party's assignee, pledgee or transferee, or unless such transfer is incident to a merger or consolidation with, or transfer of all or substantially all of the assets of the transferor to, another Purchaser which shall, as part of such succession, assume all the obligations of the transferor under this contract.

14.      Right of Setoff

         The Purchaser shall not be entitled to set off against the payments required to be made by it under this 1987 Supplementary Power Contract (i) any amounts owed to it by Connecticut Yankee or (ii) the amount of any claim by it against Connecticut Yankee. However, the foregoing shall not affect in any other way the Purchaser's rights and remedies with respect to any such amounts owed to it by Connecticut Yankee or any claim by it against Connecticut Yankee.

15.      Interpretation

         The interpretation and performance of this 1987 Supplementary Power Contract shall be in accordance with and controlled by the law of the State of Connecticut.

16.      Addresses

         Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other, relating to this 1987 Supplementary Power Contract, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when mailed to the respective post office address of the other party shown following the signatures of such other party hereto, or such other post office address as may be designated by written notice given as provided in this Section.

17.      Corporate Obligations

         This 1987 Supplementary Power Contract is the corporate act and obligation of the parties hereto, and any claim hereunder against any stockholder, director or officer of any party, as such, is expressly waived.

18.      Usage of Defined Terms

         Except where otherwise specifically provided herein, the usage in this 1987 Supplementary Power Contract of terms which are defined in the Power Contract and Additional Power Contract shall be deemed to be in accordance with the definitions thereof in the Power Contract.

19.      Counterparts

         This 1987 Supplementary Power Contract may be executed in any number of counterparts and each executed counterpart shall have the same force and effect as an original instrument and as if all the parties to all of the counterparts had signed the same instrument. Any signature page of this 1987 Supplementary Power Contract may be detached from any counterpart without impairing the legal effect of any signatures thereon, and may be attached to another counterpart of this 1987 Supplementary Power Contract identical in form hereto but having attached to it one or more signature pages.

20.      Effectiveness

         This 1987 Supplementary Power Contract shall become effective sixty days after the date upon which this 1987 Supplementary Power Contract shall have been filed with the Federal Energy Regulatory Commission, subject to any suspension order duly issued by the Federal Energy Regulatory Commission. At such time as this 1987 Supplementary Power Contract becomes effective it shall supersede and cancel the previous Supplemental Power Contracts between Connecticut Yankee and the Purchaser, except that this 1987 Supplementary Power Contract shall not affect the obligation to pay any sums of money due with respect to any prior period under the terms of any such previous Supplementary Power Contracts.

         IN WITNESS WHEREOF, the parties have executed this 1987 Supplementary Power Contract by their respective officers duly authorized as of the 1st day of April, 1987.

                                     CONNECTICUT YANKEE ATOMIC POWER
                                              COMPANY


                                     By____________________________________

                                              Its Chairman and President

                                     Address:   P.O. Box 270
                                                Hartford, Connecticut 06101


                                     [PURCHASER]


                                     By____________________________________

                                              (title)


                                     Address:

                           1996 AMENDATORY AGREEMENTS

                    DATED AS OF DECEMBER 4, 1996, AS AMENDED

                                    CONFORMED

         BETWEEN CONNECTICUT YANKEE ATOMIC POWER COMPANY AND PURCHASERS

                                                                          [COPY]

                            1996 AMENDATORY AGREEMENT

         This Agreement, dated as of the 4th day of December, 1996, is entered into by and between Connecticut Yankee Atomic Power Company ("Connecticut Yankee" or "Seller") and [PURCHASER] ("Purchaser").

         For good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.       Basic Understandings

         Connecticut Yankee was organized in 1962 to provide for the supply of power to its sponsoring utility companies, including the Purchaser (collectively the "Purchasers"). It constructed a nuclear electric generating unit, having a net capability of approximately 582 megawatts electric (the "Unit") at a site in Haddam Neck, Connecticut. Connecticut Yankee was issued a full-term, Facility Operating License for the Unit by the Nuclear Regulatory Commission (which, together with any successor agencies, is hereafter called the "NRC"), which license is now stated to expire on June 29, 2007. The Unit has been in commercial operation since January 1, 1968.

         The Unit was conceived to supply economic power on a cost of seRvice formula basis to the Purchasers. Connecticut Yankee and the Purchaser are parties to a Power Contract dated as of July 1, 1964 ("Initial Power Contract"). Pursuant to the Initial Power Contract and other similar contracts (collectively, the "Initial Power Contracts") between Connecticut Yankee and the other Purchasers, Connecticut Yankee contracted to supply to the Purchasers all of the capacity and electric energy available from the Unit for a term of thirty
(30) years following January 1, 1968.

         Connecticut Yankee and the Purchaser are also parties to an Additional Power Contract, dated as of April 30, 1984 ("Additional Power Contract"). The Additional Power Contract and other similar contracts (collectively, the "Additional Power Contracts") between Connecticut Yankee and the other Purchasers provide f or an operative term stated to commence on January 1, 1998 (when the Initial Power Contracts terminate) and extending until a date (the "End of Term Date") which is 30 days after the later of the date on which the last of the financial obligations of Connecticut Yankee has been extinguished or the date on which Connecticut Yankee is finally relieved of any obligations under the last of the licenses (operating or possessory) which it holds, or hereafter receives, from the NRC with respect to the Unit. The Additional Power Contracts also provide, in the event of their earlier cancellation, for the survival of the decommissioning cost obligation and for the applicable provisions thereof to remain in effect to permit final billings of costs incurred prior to such cancellation.

         Pursuant to the Power Contract and the Additional Power Contract, the Purchaser is entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit during the service, life of the Unit and is obligated to pay therefor monthly its entitlement percentage of Connecticut Yankee's cost of service, including decommissioning costs, whether or not the Unit is operated.

         Connecticut Yankee and the Purchaser are also parties to a 1987 Supplementary Power Contract, dated as of April 1, 1987 ("1987 Supplementary Power Contract"). The 1987 Supplementary Power Contract and other similar contracts (collectively, the "1987 Supplementary Power Contracts") between Connecticut Yankee and the other Purchasers restate and supersede earlier Supplementary Power Contracts and Agreements Amending Supplementary Power Contracts between Connecticut Yankee and the Purchasers. Pursuant to the 1987 Supplementary Power Contracts, the Purchasers make monthly certain supplementary payments to Connecticut Yankee during the terms of the Initial Power Contracts and Additional Power Contracts.

         On December 4, 1996, the board of directors of Connecticut Yankee, after conducting a thorough review of the economics of continued operation of the Unit for the remainder of the term of the Facility Operating License for the Unit in light of other alternatives available to Connecticut Yankee and the Purchasers, determined that the Unit should be permanently shut down effective December 4, 1996. The Purchaser concurs in that decision.

         As a consequence of the shutdown decision, Connecticut Yankee and the Purchaser propose at this time to amend the 1987 Supplementary Power Contract and the Additional Power Contract in various respects in order to clarify and confirm provisions for the recovery under said contracts of the full costs previously incurred by Connecticut Yankee in providing power from the Unit during its useful life and of all costs of decommissioning the Unit, including the costs of maintaining the Unit in a safe condition following the shutdown and prior to its decontamination and dismantlement.

         Connecticut Yankee and each of the other Purchasers are entering into agreements which are identical to this Agreement except for necessary changes in the names of the parties.

         2.       Parties' Contractual Commitments

         Connecticut Yankee reconfirms its existing contractual obligations to protect the Unit, to maintain in effect certain insurance and to prepare for and implement the decommissioning of the Unit in accordance with applicable laws and regulations. Consistent with public safety, Connecticut Yankee shall use its best efforts to accomplish the shutdown of the Unit, the protection and any necessary maintenance of the Unit after shutdown and the decommissioning of the Unit in a cost-effective manner and shall use its best efforts to ensure that any required storage and disposal of the nuclear fuel remaining in the reactor at shutdown and all spent nuclear fuel or other radioactive materials resulting from operating of the Unit are accomplished consistent with public health and safety considerations and at the lowest practicable cost. The Purchaser reconfirms its obligations under its Initial Power Contract, Additional Power Contract and 1987 supplementary Power Contract to pay its entitlement percentage of Connecticut Yankee's costs as deferred payment in connection with the capacity and net electrical output of the Unit previously delivered by Connecticut Yankee and agrees that the decision to shut down the Unit described in Section 1 hereof does not give rise to any cancellation right under Section 9 of the Initial Power Contract or Section 10 of the Additional Power Contract.

         Except as expressly modified by this Agreement, the provisions of the Additional Power Contract and the 1987 Supplementary Power Contract remain in full force and effect, recognizing that the mutually accepted decision to shut down the Unit renders moot those provisions which by their terms relate solely to continuing operation of the Unit.

3. Amendment of Payment Provisions of Additional Power Contract and 1987 Supplementary Power Contract

         A. Section 2 of the Additional Power Contract is hereby amended by deleting the first two paragraphs thereof and by inserting in lieu thereof the following:

                           This contract shall become effective upon receipt by
                   the Purchaser of notice that Connecticut Yankee has entered into Additional Power Contracts, as contemplated by Section 1 above, with each of the `other Purchasers. The operative term of this contract shall commence on such date as may be authorized by the FERC and shall terminate on the date (the "End of Term Date") which is the later to occur of (i) 30 days after the date on which the last of the financial obligations of Connecticut Yankee which constitute elements of the payment calculated pursuant to Section 7 of this contract has been extinguished by Connecticut Yankee, or (ii) 30 days after the date on which Connecticut Yankee is finally relieved of all obligations under the last of any licenses (operating and/or possessory) which it now holds from, or which may hereafter be issued to it by, the NRC with respect to the Unit under applicable provisions of the Atomic Energy Act of 1954, as amended from time to time (the "Act").

         B. The second paragraph of Section 4 of the Additional Power Contract is amended by deleting the phrase "Second Supplementary Power Contracts wherever it appears and inserting in lieu thereof the phrase "1987 Supplementary Power Contracts".

         C. The first paragraph of Section 7 of the Additional Power Contract is amended toread as follows:

                           With respect to each month commencing on or after the
                   commencement of the operative term of this contract, whether or not this contract continues fully or partially in effect, the Purchaser will pay Connecticut Yankee as deferred payment for the capacity and output of the Unit provided to the Purchaser by Connecticut Yankee prior to the permanent shutdown of the Unit on December 4, 1996, to the extent not otherwise paid in accordance with the Power Contract, but without duplication:

         D. The eighth paragraph of Section 7 of the Additional Power Contract is amended by changing the period at the end to a comma and inserting:

                  , but including for purposes of this contract:

                  (i) with respect to each month until the commencement ,of decommissioning of the Unit, the Purchaser's entitlement percentage of all expenses related to the storage or disposal of nuclear fuel or other radioactive materials, and all expenses related to protection and maintenance of the Unit during such period, including to the extent applicable all of the various sorts of expenses included in the definition of "Decommissioning Expenses", to the extent incurred during the period prior to the commencement of decommissioning;

                  (ii) with respect to each month until expenses associated with disposal of pre-April 7, 1983 spent nuclear fuel have been fully covered by amounts which have been collected from Purchasers and paid to a segregated fund as contemplated by Section 8 of the 1987 Supplementary Power Contract, dated as of April 1, 1987, between Connecticut Yankee and the Purchaser, as amended (the "1987 Contract"), the Purchaser's entitlement percentage of previously uncollected expenses associated with disposal of such prior spent nuclear fuel, as determined in accordance with
                           Section 10 of the 1987 Contract; and

                  (iii) with respect to each month until End of License Term, the Purchaser's entitlement percentage of monthly amortization of (a) the amount of any unamortized deferred expenses, as permitted from time to time by the Federal Energy Regulatory Commission or its successor agency, plus (b) the remaining unamortized amount of Connecticut Yankee's investment in plant, nuclear fuel and materials and supplies and other assets. Such amortization shall be accrued at a rate sufficient to amortize fully such unamortized deferred expenses and Connecticut Yankee's investments in plant, nuclear fuel and materials and supplies or other assets over a period extending to June 29, 2007, provided, that if during any calendar month ending on or before December 31, 2000 either of the following events shall occur: (a) Connecticut Yankee shall become insolvent or (b) Connecticut Yankee shall be unable, from available cash or other sources, to meet when due during such month its obligations to pay principal, interest, premium (if any) or other fees with respect to any of its indebtedness of money borrowed, then Connecticut Yankee may adjust upward the accrual for amortization of the unrecovered investment such month to an amount not exceeding the applicable maximum level specified in Appendix A hereto, provided that concurrently therewith the net Unit investment shall be reduced by an amount equal to the amount of such adjustment.

                  As used herein, "End of License Term" means June 29, 2007 or such later date as may be fixed, by amendment to the NRC Facility Operating License for the Unit, as the end of the term of~ the Facility Operating License.

         E. The definitions in Section 7 of the Additional Power and in Section 3 of the 1987 Supplementary Power of "Total Decommissioning Costs" and "Decommissioning are hereby amended to read as follows:

                  "Total Decommissioning Costs" for any month shall mean the sum of (x) an amount equal to al]. accruals in such month to any reserve, as from time to time established by Connecticut Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit, plus (y), during the Decommissioning Period, the Decommissioning Expenses for the month, to the extent such Decommissioning Expenses are not paid with funds from such reserve, plus (z) Decommissioning Tax Liability for such month. It is understood (i) that funds received pursuant to clause (x) may be held by Connecticut Yankee or by an independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with applicable regulatory requirements, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements of the NRC for permanent cessation of operation of a nuclear facility and any other activities reasonably related thereto, including provision for the interim storage of spent nuclear fuel.

                  "Decommissioning Expenses" shall include all expenses of
                   decommissioning the Unit, and all expenses relating to ownership and protection of the Unit during the Decommissioning Period, and shall also include the following:

                  (1) All costs and expenses of any NRC-approved method of removing the Unit from service, including without limitation: dismantling, mothballing and entombment of the Unit; removing nuclear fuel and other radioactive material to temporary and/or permanent storage sites; construction, operation, maintenance and dismantling of a spent fuel storage facility; decontaminating, restoring and supervising the site; and any costs and expenses incurred in connection with proceedings before governmental authorities relating to any authorization to decommission the Unit or remove the Unit from service;

                  (2) All costs of labor and services, whether directly or indirectly incurred, including without limitation, services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment and apparatus acquired or used (including rental charges for machinery, equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal .of the Unit from service, and all administrative costs, including services of counsel and financial advisers of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Connecticut Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

                  (3) All overhead costs applicable to the Unit during the Decommissioning Period, or accrued during such period, including without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), charges, license fees, excises and assessments, casualties, health care costs, pension benefits and other employee benefits, surety bond premiums and insurance premiums.

         F. Section 7 of the Additional Power Contract and Section 3 of the 1987 Supplementary Power Contract are each hereby amended by adding the following new paragraph after the definition of "Decommissioning Tax Liability":

                  "Decommissioning Period" shall mean the period commencing with the notification by Connecticut Yankee to the NRC of a decision of the board of directors of Connecticut Yankee to cease permanently the operation of the Unit for the purpose of producing electric energy and ending with the date when Connecticut Yankee has completed the decommissioning of the Unit and the restoration of the site and has been relieved Of all its obligations under the last of any licenses issued to it by the NRC.

         G. The first sentence of Section 8 of the Additional Power Contract is hereby amended to read as follows:

                  Connecticut Yankee will bill the Purchaser, no later than ten
         (10) days after the end of any month, for all amounts payable by the Purchaser with respect to such particular month pursuant to Section 7 hereof.

         H. Section 8 of the Additional Power Contract and Section 4 of the 1987 Supplementary Power Contract are each amended to delete the name "The Connecticut Bank and Trust Company, National Association" and substitute "Fleet National Bank".

         I. Section 8 of the 1987 Supplementary Power Contract is amended to read as follows:

                  5.       Decommissioning Fund

                                    Connecticut Yankee agrees to pay to, or
                           cause to be paid to, the Connecticut Yankee Trust or any successor trust approved by the board of directors of Connecticut Yankee all funds collected pursuant to Section 3 under clause (x) of the definition of "Total Decommissioning Costs".

         J. Section 10 of the Additional Power Contract is amended to read as follows:

                  10. Cancellation of Contract.

                                    If either

                                    (i) the Unit is damaged to the extent of
                           being completely or substantially completely destroyed, or

                                    (ii) the Unit is taken by exercise of the
                           right of eminent domain or a similar right or power,

                  then and in any such case, the Purchaser may cancel the provisions of this contract, except that in all cases other than those described in clause (ii) above, the Purchaser shall be obligated to continue to make the payments of Total Decommissioning Costs and the other payments required by
                  Section 7 and the provisions of that Section and the related provisions of this contract shall remain in full force and effect until the End of Term Date, it being recognized that the costs which Purchaser is required to pay pursuant to
                  Section 7 represent deferred payments in connection with power heretofore delivered by Connecticut Yankee hereunder. Such cancellation shall be effected by written notice given by the Purchaser to Connecticut Yankee. In the event of such cancellation, all continuing obligations of the parties hereunder as to subsequently incurred costs of Connecticut Yankee other than the obligations of the Purchaser to continue to make the payments required by Section 7 shall cease forthwith. Notwithstan4ing the foregoing, the applicable provisions of this contract shall continue in effect after the cancellation hereof to the extent necessary to permit final billings and adjustments hereunder with respect to obligations incurred through the `date of cancellation and the collection thereof. Any dispute as to the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of
                  Section 13.

                           Notwithstanding anything in this contract elsewhere
                  contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this Section 10. Further, if for reasons beyond Connecticut Yankee's reasonable control, deliveries are not made as contemplated by this contract, Connecticut Yankee shall have no liability to the Purchaser on account of such non-delivery.

         K. Section 2 of the 1987 Supplementary Power Agreement is amended to change the date in the definitions of "operating expenses" and "M" from May 26, 2004" to "June 29, 2007".

5.       Effective Date

         This Agreement shall become effective upon receipt by the Purchaser of notice that Connecticut Yankee has entered into 1996 Amendatory Agreements, as contemplated by Section 1 hereof, with each of the other Purchasers.

6.       Interpretation

         The interpretation and performance of this Agreement shall be in accordance with and controlled by the laws of the State of Connecticut.

7.       Addresses

         Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other relating to this Agreement, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when mailed to the respective post office address of the other party shown following the signatures of such other party hereto, or such other post office address as may be designated by written notice given in the manner as provided in this Section.

8.       Corporate Obligations

         This Agreement is the corporate act and obligation of the parties hereto.

9.       Counterparts

         This Agreement may be executed in any number of counterparts and each executed counterpart shall have the same force and effect as an original instrument and as if all the parties to all of the counterparts had signed the same instrument. Any signature page of this Agreement may be detached from any counterpart without impairing the legal effect of any signatures thereon, and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more signature pages.



         IN WITNESS WHEREOF, the parties have executed this Amendatory Agreement by their respective duly authorized officers as of the day and year first named above.



                                  CONNECTICUT YANKEE ATOMIC POWER
                                           COMPANY


                                  By_____________________________
                                           Its      JOHN B. KEANE
                                                    Vice President and Treasurer
                                           Address:  107 Selden Street
                                                        Berlin, CT 06037


                                  [PURCHASER]


                                           By_____________________________
                                           Its      (name)
                                                    (title)
                                           Address:


                                                                   Appendix A to
                                                       1996 Amendatory Agreement


If the event occurs during the twelve
months ending:                                     Maximum Amortization Accrual:

         December 31, 1997                                    $  100,000,000.00
         December 31, 1998                                    $   80,000,000.00
         December 31, 1999                                    $   40,000,000.00
         December 31, 2000                                    $   20,000,000.00

                                FIRST SUPPLEMENT
                                       TO
                            1996 AMENDATORY AGREEMENT
                                                                          [COPY]

         This First Supplement, dated as of February 10, 1997, amends the 1996 Amendatory Agreement, dated as of December 4, 1996, between these parties and is entered into by Connecticut Yankee Atomic Power Company ("Connecticut Yankee") and [PURCHASER] ("Purchaser").

         WHEREAS, terms defined in said 1996 Amendatory Agreement are used herein with the meanings there provided; and

         WHEREAS, Connecticut Yankee and each of its Purchasers entered into agreements substantially identical to said 1996 Amendatory Agreement to effect certain clarifications in their contractual relationships necessitated by the decision to permanently shut down Connecticut Yankee's generating unit; and

         WHEREAS, Connecticut Yankee has detected an unintended omission in one section of said 1996 Amendatory Agreement which renders the section meaningless and should be corrected and, concurrently herewith, is entering into agreements with each of its Purchasers substantially identical to this supplement.

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

         1. Clause C of Section 3 of the 1996 Amendatory Agreement is hereby amended to insert the following after the phrase "but without duplication:"

                  (a) the Total decommissioning Costs for the month with respect to the Unit, plus (b) Connecticut Yankee's total operating expenses for the month with respect to the Unit, plus (c) an amount equal to one-twelfth of the composite percentage for such month of the net Unit investment as most recently determined in accordance with Section 7.

         2. This First Supplement shall become effective upon receipt by the Purchaser of notice that Connecticut Yankee has entered into identical First Supplements to the 1996 Amendatory Agreements with each of the other Purchasers.

         IN WITNESS WHEREOF, the parties have executed this First Supplement to the 1996 Amendatory Agreement by their respective duly authorized officers as of the day and year first named above.

                                     CONNECTICUT YANKE ATOMIC POWER COMPANY


                                     By /s/ John B. Keane
                                          Its

                                     Address: P.O. Box 270
                                              Hartford, CT 06101

                                     [PURCHASER]

                                     By
                                          Its

                                     Address:

                           2000 AMENDATORY AGREEMENTS

                            DATED AS OF JULY 28, 2000

                                    CONFORMED

         BETWEEN CONNECTICUT YANKEE ATOMIC POWER COMPANY AND PURCHASERS

                                                                          [COPY]

                            2000 AMENDATORY AGREEMENT


         This Agreement, dated as of the 28th day of July, 2000, is entered into by and between Connecticut Yankee Atomic Power Company ("Connecticut Yankee") and [PURCHASER] ("Purchaser").

         For good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.       Basic Understandings

         On April 7, 2000, upon direction from its Board of Directors, Connecticut Yankee filed an Offer of Settlement in a proceeding before the Federal Energy Regulatory Commission ("FERC"), Docket No. ER97-913-000, to settle the claims related to the collections to be made by Connecticut Yankee over the remaining terms of the Additional Power Contract, between Connecticut Yankee and the Purchaser, dated as of April 30, 1984 ("Additional Power Contract"), the 1987 Supplementary Power Contract between Connecticut Yankee and the Purchaser, dated as of April 1, 1987 ("1987 Supplementary Power Contract"), and the December 4, 1996 Amendatory Agreement between Connecticut Yankee and Purchaser, which amended the 1987 Supplementary Power Contract and the Additional Power Contract in various respects (the "1996 Amendatory Agreement"). The Offer of Settlement specifies that, if it is approved by FERC, Connecticut Yankee will implement necessary amendments to contracts between Connecticut Yankee and the Purchaser to effectuate the provisions of the Offer of Settlement. Among the provisions of the Offer of Settlement is a requirement that Connecticut Yankee abandon the use of the net unit investment methodology for calculating collections from its Purchasers for return on remaining equity. The new methodology to be used for each monthly bill to a Purchaser is simply to multiply the remaining equity balance times the monthly equivalent return on equity allowed by FERC. The Offer of Settlement also provides that funds previously collected by Connecticut Yankee for its pre-1983 spent nuclear fuel disposal liability to the U.S. Department of Energy ("DOE") and held in a segregated fund established pursuant to the 1987 Supplementary Power Contract, may be used to pay the costs of storing spent nuclear fuel on-site until the DOE removes it. Finally, the Offer of Settlement provides that Connecticut Yankee must make an informational filing with FERC in advance of any acceleration of recovery of unamortized investment as contemplated under the terms and conditions of Section 3, Part D(iii) of the 1996 Amendatory Agreement.

         In order to carry out the obligations undertaken in the Offer of Settlement, Connecticut Yankee and the Purchaser have agreed (a) to authorize the application of monies held in the segregated fund to meet costs of storing spent nuclear fuel and associated high-level radioactive materials; (b) to change the methodology employed for calculating collections for return on equity; and (c) to require an advance informational filing be made with FERC prior to acceleration of amortization.

2.       Prior Contracts Preserved


         Except as expressly modified by this Agreement, the provisions of the Additional Power Contract, the 1987 Supplementary Power Contract. as amended by the 1996 Amendatory Agreement, as well as the 1996 Amendatory Agreement, remain in full force and effect, recognizing that the mutually accepted decision to shut down the Unit renders moot those provisions which by their terms relate solely to continuing operation of the Unit.

3.       Amendment of Additional Power Contract

         A. The first paragraph of Section 7 of the Additional Power Contract is hereby amended to read as follows:

                  With respect to each month commencing on or after the commencement of the operative term of this contract, whether or not this contract continues fully or partially in effect, the Purchaser will pay Connecticut Yankee as deferred payment for the capacity and output of the Unit provided to the Purchaser by Connecticut Yankee prior to the permanent shutdown of the Unit on December 4, 1996, to the extent not otherwise paid in accordance with the Power Contract, but without duplication: an amount equal to the Purchaser's entitlement percentage of the sum of (a) the Total Decommissioning Costs for the month with respect to the Unit, plus (b) Connecticut Yankee's total operating expenses for the month with respect to the Unit, plus (c) an amount for operating income as determined in accordance with this Section 7.

         B. The second paragraph of Section 7 of the Additional Power Contract is hereby deleted.

         C. The third paragraph of Section 7 of the Additional Power Contract is hereby deleted.

         D. The fourth paragraph of Section 7 of the Additional Power Contract is hereby deleted.

         E. The sixth paragraph of Section 7 of the Additional Power Contract is hereby deleted.

         F. Subsection (iii) of the eighth paragraph of Section 7 of the Additional Power Contract is amended by substituting the words "remaining unamortized investment" for the words "net Unit investment".

         G. Subsection (iii) of the eighth paragraph of Section 7 of the Additional Power Contract is further amended by adding the following sentence to the end thereof:

                  Notwithstanding anything herein to the contrary, Connecticut Yankee shall make an informational filing with the Federal Energy Regulatory Commission prior to accelerating collections under this Paragraph.

         H. The ninth paragraph of Section 7 of the Additional Power Contract is hereby deleted.

         I. Section 7 of the Additional Power Contract is amended by adding to the end thereof the following paragraph:

                  As used in this Section 7, "'operating income" for any month shall mean the product of the equity investment, calculated as of the last day of the preceding month, and one-twelfth of the latest annual return on equity authorized for Connecticut Yankee by the Federal Energy Regulatory Commission or any successor regulatory agency.

4. Amendment of the 1987 Supplementary Power Contract

         A. Section 2 of the 1987 Supplementary Power Contract is hereby deleted.

         B. Section 8 of the 1987 Supplementary Power Contract is amended by revising the last two sentences thereof to read as follows:

                  Funds previously collected by Connecticut Yankee from the Purchaser for the purpose of disposing of prior spent nuclear fuel and associated high level radioactive material shall also be paid into any such segregated fund, which may, with the approval of the board of directors of Connecticut Yankee, be combined with any trust established under Section 5 of this agreement. Connecticut Yankee further agrees that any funds collected from the Purchaser to meet such disposal costs which are not used for that purpose, either through payment of any amount due to a federal agency or other entity that disposes of the spent nuclear fuel and associated high level radioactive material or though payment of any costs associated with storage of said fuel and material pending its disposal, will be refunded to the Purchaser at the time final payment of such disposal costs is made to the U.S. Department of Energy.

         C. Section 9 of the 1987 Supplementary Power Contract is hereby deleted.

5.       Effective Date

         This Agreement shall become effective upon receipt by the Purchaser of notice that Connecticut Yankee has entered into 2000 Amendatory Agreements, as contemplated by Section 1 herein, with each of the other Purchasers.

6.       Interpretation

         The interpretation and performance of this Agreement shall be in accordance with and controlled by the laws of the State of Connecticut.

7.       Addresses

         Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other relating to this Agreement, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when mailed to the respective post office address of the other party shown following the signatures of such other party hereto, or such other post office address as may be designated by written notice given in the manner as provided in this Section.

8.       Corporate Obligations

         This Agreement is the corporate act and obligation of the parties hereto.

9.       Counterparts

         This Agreement may be executed in any number of counterparts and each executed counterpart shall have the same force and effect as an original instrument and as if all the parties to all of the counterparts had signed the same instrument. Any signature page of this Agreement may be detached from any counterpart without impairing the legal effect of any signatures thereon, and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more signature pages.



         IN WITNESS WHEREOF, the parties have executed this Amendatory Agreement by their respective duly authorized officers as of the day and year first named above.

                                CONNECTICUT YANKEE ATOMIC POWER COMPANY



                                By____________________________________________
                                         Thomas W. Bennet, Jr.,
                                         Its Vice President and Treasurer

                                         Address: 362 Injun Hollow Road,
                                         East Hampton, Connecticut

                                [PURCHASER]


                                By____________________________________________
                                         Its
                                         Address:

                                   EXHIBIT A-2
           CONNECTICUT YANKEE CERTIFICATE OF INCORPORATION AND BY-LAWS


                          CERTIFICATE OF INCORPORATION

                                       of

                     CONNECTICUT YANKEE ATOMIC POWER COMPANY
                     ----------------------------------------

VOL 631 # 462

         We, the incorporators, certify that we hereby associate ourselves as a body politic and corporate under the Stock Corporation Act of the State of Connecticut.

         FIRST:   The name of the corporation is CONNECTICUT YANKEE ATOMIC POWER
COMPANY.

         SECOND:  A.       The nature of the business to be transacted and the
purposes to be promoted or carried out by the corporation are as follows:

         1. To conduct and carry on, to the extent permitted by law, the business of acquiring, constructing, holding, leasing and/or owning electric generating stations and other facilities.

         2. In general, to carry on any other lawful business whatsoever in connection with the foregoing or which is calculated, directly or indirectly, to promote the interest of the corporation or to enhance the value of its properties.

     B. The corporation shall have all powers granted by law and all powers granted in the Stock Corporation Act of the State of Connecticut, as the same may be amended from time to time, including without limitation the following:

         1. To acquire, by purchase or otherwise, hold, sell, convey and have and exercise any and all rights of ownership or interest in or to any real or personal property whatsoever, including, without limitation, shares, securities and any other interest in or obligation of other corporations or associations, individuals or governmental units.

         2. To borrow money, issue promissory notes, bonds or other evidences of indebtedness and secure the same by mortgage, pledge or other form of security on any or all of its real or personal property or an interest therein.

         3. To make contracts, including contracts of guaranty or suretyship or other similar financial arrangements and give security therefor.

         4. To enter into any arrangement with others for the sharing of profits and losses or for any union of interest with respect to any transaction, operation or venture which the corporation has power to conduct by itself, even if such arrangement involves sharing or delegation of control of such transaction, operation or venture with or to others.

         5. To carry on business in any place outside this state, if not prohibited by the laws of the place where such business is carried on.

         6. To exercise all legal powers necessary or convenient to effect any or all of the purposes stated in this certificate of incorporation, whether or not such powers are set forth herein.

         THIRD: The amount of the capital stock of the corporation hereby authorized is five thousand (5,000) shares, $100 par value, which stock shall all be common stock.

         FOURTH: The minimum amount of stated capital with which the corporation shall commence business is One Thousand Dollars ($1,000).

         Dated at Berlin, Connecticut, this 12th day of December, 1962.

                                         /s/ Lester E. Reynolds
                                         --------------------------

                                         /s/ Dwight Douglass
                                         --------------------------

                                         /s/ C. Duane Blinn
                                         --------------------------

STATE OF CONNECTICUT           )
                               )  ss:  Berlin        December 12, 1962
COUNTY OF HARTFORD             )

         Personally appeared Lester E. Reynolds, Dwight Douglass and C. Duane Blinn and made oath to the truth of the foregoing certificate by them signed, before me.


                                                 /s/ Harold C. Buckingham Jr.
                                                 -----------------------------
                                                     Notary Public

                                 CERTIFICATE OF
                                  INCORPORATION
                                       OF
                               CONNECTICUT YANKEE
                              ATOMIC POWER COMPANY


                           FILED State of Connecticut
                              Dec 13, 1962 11:40 AM
                        Ella T. Grasso Secretary of State
                           By /s/ Illegible Signature
                              -----------------------

VOL 631 # 1121


                  Amendment to Certificate of Incorporation of
                     Connecticut Yankee Atomic Power Company
                     ---------------------------------------


     1.   The name of the corporation is Connecticut Yankee Atomic Power
          Company.

     2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

     RESOLVED: That Article Third of the Certificate of Incorporation of this corporation is hereby amended to read as follows:

                                    The amount of the capital stock of the
                                    corporation hereby authorized is fifty
                                    thousand (50,000) shares, $100 par value, which stock shall all be common stock.

     3. The above resolution was adopted by the board of directors and by the shareholders.

     4.   Vote of Shareholders:



   Number of Shares Entitled          Total Voting Power of              Vote Required for        Vote Favoring
   to Vote                            Shares Entitled to Vote            Adoption                 Adoption
------------------------------- ---------------------------------------- ---------------------- ----------------------
              10                                  10                               7                     10


         Dated at Berlin, Connecticut, this 20th day of December, 1962.

                                                  /s/ Sherman R. Knapp
                                                  --------------------
                                                           President


                                                  /s/ Robert F. Probst
                                                  --------------------
                                                           Secretary

STATE OF CONNECTICUT                )
                                    ) ss: December 20, 1962
COUNTY OF HARTFORD                  )

         Personally appeared Sherman R. Knapp and Robert F. Probst and made oath to the truth of the foregoing certificate by them signed, before me.


                                                  /s/ C. Duane Blinn
                                                  --------------------
                                                         Notary Public

                           Amendment to Certificate of
                                Incorporation of
                               Connecticut Yankee
                              Atomic Power Company


                           Filed State of Connecticut
                              DEC 28, 1962 2:15 pm
                        Ella T. Grasso Secretary of State
                           By /s/ Illegible Signature

VOL 659 # 1172


                  Amendment to Certificate of Incorporation of
                     Connecticut Yankee Atomic Power Company
                     ---------------------------------------


     1.   The name of the corporation is Connecticut Yankee Atomic Power
          Company.

     2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

          RESOLVED: That Article Third of the Certificate of Incorporation of this Company as heretofore amended is hereby further amended to read as follows:

                                    The amount of the capital stock of the
                                    corporation hereby authorized is 400,000 shares, $100 par value, which stock shall all be common stock.

     3. The above resolution was adopted by the board of directors and shareholders.

     4.   Vote of Shareholders:



   Number of Shares Entitled          Total Voting Power of              Vote Required for        Vote Favoring
   to Vote                            Shares Entitled to Vote            Adoption                 Adoption
------------------------------- ---------------------------------------- ---------------------- ----------------------
            25,000                              25,000                          16,667                 25,000




         Dated at Berlin, Connecticut, this 14th day of May, 1964.

                                                  /s/ Sherman R. Knapp
                                                  --------------------
                                                           President


                                                  /s/ Robert F. Probst
                                                  --------------------
                                                           Secretary

STATE OF CONNECTICUT                )
                                    ) May 14, 1964
COUNTY OF HARTFORD                  )

         Personally appeared Sherman R. Knapp and Robert F. Probst and made oath to the truth of the foregoing certificate by them signed, before me.


                                                  /s/ C. Duane Blinn
                                                  --------------------
                                                        Notary Public

                           Amendment to Certificate of

                                Incorporation of

                               Connecticut Yankee

                              Atomic Power Company

                           FILED State of Connecticut
                              MAY 18, 1964 12:55 PM
                        Ella T. Grasso Secretary of State
                           By /s/ Illegible Signature
                              -----------------------

                               Increase of Capital
                                  Fee, $3500--
                               Paid, MAY 18, 1964
                             /s/ Illegible Signature
                             -----------------------
                             For Secretary of State

                  Amendment to Certificate of Incorporation of
                     Connecticut Yankee Atomic Power Company
                     ---------------------------------------


     1.   The name of the corporation is Connecticut Yankee Atomic Power
          Company.

     2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

           RESOLVED: That Article Third of the Certificate of Incorporation of this Company as heretofore amended is hereby further amended to read as follows:

                                    The amount of the capital stock of the
                                    corporation hereby authorized is 700,000 shares, $100 par value, which stock shall all be common stock.

     3. The above resolution was adopted by the board of directors and shareholders.

     4.   Vote of Shareholders:



   Number of Shares Entitled          Total Voting Power of              Vote Required for        Vote Favoring
   to Vote                            Shares Entitled to Vote            Adoption                 Adoption
------------------------------- ---------------------------------------- ---------------------- ----------------------
           100,000                              100,000                         66,667                 100,000




         Dated at Berlin, Connecticut, this 20th day of November, 1964.
                                                  /s/ Sherman R. Knapp
                                                  --------------------
                                                           President


                                                  /s/ Robert F. Probst
                                                  --------------------
                                                           Secretary

STATE OF CONNECTICUT                )
                                    ) November 20, 1964
COUNTY OF HARTFORD                  )

         Personally appeared Sherman R. Knapp and Robert F. Probst and made oath to the truth of the foregoing certificate by them signed, before me.


                                                  /s/ C. Duane Blinn
                                                  --------------------
                                                  Notary Public

                           AMENDMENT TO CERTIFICATE OF

                                INCORPORATION OF

                               CONNECTICUT YANKEE

                              ATOMIC POWER COMPANY

                           FILED State of Connecticut
                              NOV 23, 1964 10:45 AM
                        Ella T. Grasso Secretary of State
                           By /s/ Illegible Signature
                              -----------------------

                               Increase of Capital
                                  Fee, $3000--
                               Paid, NOV 23, 1964
                             /s/ Illegible Signature
                              -----------------------
                              For Secretary of State

                                   FILING # 0001679502 PG 01 of 03 VOL B-00103
                                   FILED 12/26/1996 03:00 PM PAGE 03253
                                   SECRETARY OF THE STATE
                                   CONNECTICUT SECRETARY OF THE STATE

CERTIFICATE AMENDING OR RESTATING CERTIFICATE OF INCOR
61-38 Rev. 9/90
Stock Corporation

                              STATE OF CONNECTICUT
                             SECRETARY OF THE STATE
                                30 TRINITY STREET
                               HARTFORD, CT 06106


--------------------------------------------------------------------------------
1. Name of Corporation (Please enter name within lines)

         Connecticut Yankee Atomic Power Company
--------------------------------------------------------------------------------

2. The Certificate of Incorporation is: (Check one)


      [X]            A.    Amended only, pursuant to Conn. Gen. Stat. ss.33-360.

      [ ]            B.    Amended only, to cancel authorized shares (state
                           number of shares to be canceled, the class, the series, if any, and the par value, P.A. 90-107.)

      [ ]            C.    Restated only, pursuant to Conn. Gen. Stat.
                           ss.33-362(a).

      [ ]            D.    Amended and restated, pursuant to Conn. Gen. Stat.
                           ss.33-362(c).

      [ ]            E.    Restated and superseded pursuant to Conn. Gen. Stat.
                           ss.33-362(d).

Set forth here the resolution of amendment and/or restatement. Use an 8 1/2 x 11 attached sheet if more space is needed. Conn. Gen. Stat. ss.1-9.


                                See Attachment A.


(If 2A or 2B is checked, go to 5 & 6 to complete this certificate. If 2C or 2D is checked, complete 3A or 3B. If 2E is checked, complete 4.)


3. (Check one)

           [ ]    A.        This certificate purports merely to restate but not
                            to change the provisions of the original Certificate of Incorporation as supplemented and amended to date, and there is no discrepancy between the provisions of the original Certificate of Incorporation as supplemented and amended to date, and the provisions of this Restated Certificate of Incorporation (If 3A is checked, go to 5 & 6 to complete this certificate.)

           [ ]    B.        This Restated Certificate of Incorporation shall
                            give effect to the amendment(s) and purports to restate all those provisions now in effect not being amended by such new amendment(s). (If 3B is checked, check 4, if true, and go to 5 & 6 to complete this Certificate.)

4. (Check, if true)

                            This restated Certificate of Incorporation was adopted by the greatest vote which would have been required to amend any provision of the Certificate of Incorporation as in effect before such vote and supersedes such Certificate of Incorporation.

5. The manner of adopting the resolution was as follows:

        [X]       A.       By the board of directors and shareholders, pursuant
                           to Conn. Gen. Stat. ss.33-360. Vote of Shareholders:
                           (Check (i) or (ii), and check (iii) if applicable.)

                        (i)     [X]     No shares are required to be voted as a
                        class; the shareholder's vote was as follows:

  Vote Required for Adoption 233,334          Vote Favoring Adoption 316,750

                        (ii)    [ ]     There are shares of more than one class
                        entitled to vote as a class. The designation of each class required for adoption of the resolution and the vote of each class in favor of adoption were as follows:

            (Use an 81/2x 11 attached sheet if more space is needed.
                             Conn. Gen.Stat.ss.1-9.)

                        (iii)   [ ]      Check here if the corporation has 100
                        or more recordholders, as defined in Conn. Gen. Stat. ss.33-311a(a).

        [ ]       B.       By the board of directors acting alone, pursuant
                           to Conn. Gen. Stat. ss.33-360(b)(2) or 33-362(a).

The number of affirmative votes required to adopt such resolution is:  _________

The number of directors' votes in favor of the resolution was:  ___________

We hereby declare, under the penalties of false statement, that the statements in the foregoing certificate are true:


(Print or Type)                     Signature              (Print or Type)              Signature
---------------------------------------------------------- ---------------------------- ------------------------------
Name of Pres./V. Pres.                                     Name of Sec/Assn't Sec.
John B. Keane            /s/ John B. Keane                 Mark A. Joyse                /s/ Mark A. Joyse
---------------------------------------------------------- ---------------------------- ------------------------------




           [ ]    C.       The corporation does not have any shareholders.
                           The resolution was adopted by vote of at least
                           two-thirds of the incorporators before the
                           organization meeting of the corporation, and
                           approved in writing by all subscribers for shares
                           of the corporation. If there are not subscribers,
                           state NONE below.

We (at least two-thirds of the incorporators) hereby declare, under the penalties of false statement, that the statements made in the foregoing certificate are true.

--------------------------------------- ------------------------------------ -----------------------------------------
         Signed Incorporator                    Signed Incorporator                    Signed Incorporator

--------------------------------------- ------------------------------------ -----------------------------------------

--------------------------------------- ------------------------------------ -----------------------------------------
          Signed Subscriber                      Signed Subscriber                      Signed Subscriber

--------------------------------------- ------------------------------------ -----------------------------------------
            (Use an 81/2X 11 attached sheet if more spaced is needed.
                            Conn. Gen. Stat.ss.1-9)
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

6. Dated at Berlin, Connecticut this 26th of December, 1996.

                          Rec, CC, GS: (Type or Print)

                                  Tracy A. DeCredico
                                  ----------------------------------------------
                                  Northeast Utilities Service Company
                                  ----------------------------------------------
                                  107 Selden Street
                                  ----------------------------------------------
                                  Berlin, CT 06037
                                  ----------------------------------------------
                                  Please provide filer's name and complete
                                  address for mailing receipt




                            FILING # FILING # 0001679502 PG 02 of 03 VOL B-00103
                            FILED 12/26/1996 03:00 PM PAGE 03255
                            SECRETARY OF THE STATE
                            CONNECTICUT SECRETARY OF THE STATE

                                  ATTACHMENT A


                    (Connecticut Yankee Atomic Power Company)



                  RESOLVED, that a new Article FIFTH is hereby added to the Company's Certificate of Incorporation as follows:


ARTICLE FIFTH: Effective January 1, 1997, the Company shall indemnify and advance expenses to an individual made a party to a proceeding because he/she is or was a Director of the Company under Section 33-771 of the Connecticut General Statutes, Revision of 1958, as amended. Effective January 1, 1997, the Company shall also indemnify and advance expenses under Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, to any officer, employee or agent of the company who is not a director to the same extent as provided to a director.

                            CERTIFICATE OF AMENDMENT

                                STOCK CORPORATION

                      Office of the Secretary of the State

       30 Trinity Street/P.O. Box 150470/Hartford, CT 06115-0470/new 1-97

                            Space For Office Use Only

--------------------------------------------------------------------------------
                                 FILING # 0001908229 PG 01 of 03 VOL B-00228
                                 FILED 10/15/1998 01:20 PM PAGE 2881
                                 SECRETARY OF THE STATE
                                 CONNECTICUT SECRETARY OF THE STATE

--------------------------------------------------------------------------------

1. NAME OF CORPORATION

         Connecticut Yankee Atomic Power Company

--------------------------------------------------------------------------------

2. THE CERTIFICATE OF INCORPORATION IS (check A., B. or C.):

 X       A.   AMENDED.

___      B.  AMENDED AND RESTATED.

___      C.  RESTATED

--------------------------------------------------------------------------------

3. TEXT OF EACH AMENDMENT/RESTATEMENT:

                  SEE ATTACHMENT A.








     (Please reference an 81/2X 11 attachment if additional space is needed)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              Space For Office Use Only

                                     FILING # 0001908229 PG 02 of 03 VOL B-00228
                                     FILED 10/15/1998 01:20 PM PAGE 2882
                                     SECRETARY OF THE STATE
                                     CONNECTICUT SECRETARY OF THE STATE
--------------------------------------------------------------------------------

4. VOTE INFORMATION (check A., B. or C.)

X       A.      The resolution was approved by shareholders as follows:

         (set forth all voting information required by Conn. Gen. Stat. section 33-800 as amended in the space provided below)


1. There is one class of capital stock, designated "Common Stock" and having a par value of $100.00 per share, of which 350,000 shares are outstanding.

2.       No shares are entitled to be voted as a group.

3.       The shareholders vote was as follows:

         Vote required for adoption 233,334

         Vote favoring adoption 350,000

--------------------------------------------------------------------------------
___          B.       The amendment was adopted by the board of directors
                      without shareholder action. No shareholder vote was required for adoption.

____         C.       The amendment was adopted by the incorporators without
                      shareholder action.  No shareholder vote was required for
                      adoption.
------------ -------------------------------------------------------------------

                                  5. EXECUTION
--------------------------------------------------------------------------------
                       Dated this 9th day of October, 1998

----------------------------------------------------------------------------------------------------------------------
        O. Kay Comendul                            Assistant Secretary                  /s/ O. Kay Comendul
---------------------------------------- -------------------------------------- --------------------------------------
    Print or type name of signatory              Capacity of signatory                        Signature
---------------------------------------- -------------------------------------- --------------------------------------


                                  ATTACHMENT A

                    (Connecticut Yankee Atomic Power Company)

         RESOLVED, that Article FIFTH of the Certificate of Incorporation of the Company, as amended on December 26, 1996, is hereby deleted in its entirety and replaced with a new Article FIFTH to read as follows:

                  FIFTH: Effective January 1, 1997, the Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the Company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms may, but need not, require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

                  The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity as a Director, officer, employee or agent of the Company and as to action in his or her capacity (undertaken at the specific request of an officer of the Company) as a director or officer of another corporation, partnership, joint venture, trust or enterprise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent of the Company for his or her acts or omissions prior to such cessation of his or her relationship with the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  No lawful repeal or modification of this Article FIFTH or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a Director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.

                                     BY-LAWS

                     CONNECTICUT YANKEE ATOMIC POWER COMPANY

                                                                      Adopted
                                                            December 12, 1962

                                                                      Amended
                                                                June 20, 1964
                                                                March 4, 1992
                                                                 June 2, 1993

                     CONNECTICUT YANKEE ATOMIC POWER COMPANY


                                     BY-LAWS


                                   ARTICLE I

                                     GENERAL

Section 1. These by-laws are intended to supplement and implement applicable provisions of law and of the certificate of incorporation of this Company with respect to the regulation and management of the affairs of this Company.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

Section 1. Any meeting of the stockholders may be held at any place within or without the State of Connecticut, the place thereof to be designated in the call therefor.

Section 2. The annual meeting of the stockholders shall be held in March in each year at the place, on the day and at the hour designated by the Board of Directors.

Section 3. The Board of Directors may fix a date as the record date for the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any distribution, or for any other proper purpose, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days, and, in the case of a meeting of stockholders, not less than ten full days, immediately preceding the date on which the particular event, requiring such determination of stockholders, is to occur. In such case, only such stockholders as shall be stockholders on the record date so fixed shall be entitled to the rights of stockholders of the Company on the date of the particular event for which the record date was fixed, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

                                  ARTICLE III

                                    DIRECTORS

Section 1. The business, property ands affairs of the Company shall be managed by a Board of not less than three nor more than twenty-five directors. The number of directorships at any time within such maximum and minimum shall be the number fixed by resolution of the stockholders or Board of Directors or, in the absence of such a resolution, shall be the number of directors elected at the preceding annual meeting of the stockholders.

Section 2. The Board of Directors may designate a person who has been a director of the Company to serve as an emeritus director. Such person shall not be counted for purposes of determining a quorum and shall not have voting rights.

Section 3. The Board of Directors shall have power to choose, appoint and employ such officers, employees and agents as they may deem the interest of the Company requires and to fix the compensation and define the powers and duties of all such officers, employees and agents. All such officers, employees and agents shall be subject to the order of the Board, shall hold their offices at the pleasure of the Board, and may be removed at any time by the Board at its discretion.

                                   ARTICLE IV

                              MEETINGS OF DIRECTORS

Section 1. A regular meeting of the Board of Directors shall be held without notice immediately after the annual stockholders' meeting or as soon thereafter as convenient for the purpose of organization. At such meeting the Board shall choose and appoint the officers of the Company who shall hold their offices (subject to the provisions of Section 2, Article III of these by-laws) for the ensuing year or until the next annual meeting and until their successors are chosen and qualify.

Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may determine and fix by resolution.

Section 3. Special meetings of the Board of Directors may be held at any place upon call of the President, or, in the event of his absence or inability to act, upon call of a Vice President, or upon call of any three or more directors.

Section 4. Oral, written or printed notice of the time and place of all special meetings of the Board of Directors shall be given to each director personally or by telephone, or by mail or telegraph at his last-known post office address, at least two days prior to the time of the meeting, provided that any one or more directors, as to himself, or themselves, may waive such notice, in writing or by telegraph, or by attendance at such meeting.

Section 5. A majority of the number of directorships at the time shall constitute a quorum. Except as otherwise provided by law or these by-laws, all questions shall be decided by vote of a majority of the directors present at any meeting of the Board at which a quorum is present.

Section 6. If all the directors in office at the time severally or collectively consent in writing to any action to be taken by the Company, and the number of such directors constitutes a quorum for such action, such action shall be as valid corporate action as though it had been authorized at a meeting of the Board of Directors. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

                                   ARTICLE V

                                    OFFICERS

Section 1. The officers of this Company shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairman, as the Board of Directors may from time to time choose or appoint.

Section 2. In addition to such powers and duties as the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall generally have the powers and perform the duties which by law and general usage appertain to his particular office.

                                   ARTICLE VI

                               EXECUTION OF PAPERS

Section 1. All deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the Company shall be executed by such officer as the Board of Directors may generally or in particular cases authorize.

                                  ARTICLE VII

                                   COMMITTEES

Section 1. The Board of Directors, by affirmative vote of directors holding a majority of the number of directorships, may appoint from the directors an executive committee and such other committees as it may deem judicious, and may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. The Board of Directors may, to the extent permitted by law, delegate to such committees any of the powers of the Board.

Section 2. A majority of any committee shall have the power to act, Committees shall keep full records of their proceedings and shall report the same to the Board of Directors.

                                  ARTICLE VIII

                                  CAPITAL STOCK

Section 1. Each stockholder shall be entitled to a certificate of the capital stock of the Company owned by him in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors. Such certificate shall bear the seal, or facsimile seal, of the Company and shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer except that such signatures may be facsimile signatures if such certificate is signed by a transfer agent, transfer clerk acting on behalf of the company or registrar. The restriction on transfer imposed by Section 2 of this Article VIII shall be noted conspicuously on each certificate.

Section 2. The approval of stockholders holding a majority of the outstanding shares of the Company's capital stock, evidenced either by a vote, duly adopted at a meeting of the stockholders or by the written consents of the consenting stockholders, shall be required in the case of any sale, pledge, or other transfer of any share of stock heretofore or hereafter issued by the Company, except:

          (1) a transfer by a corporate stockholder incident to a merger, consolidation or transfer of all or substantially all its assets to a successor corporation which shall, as a part of succession, assume all the obligations of the corporate stockholder to the Company, including without implied limitation, any contract for the purchase of electric power;

          (2) a transfer to secure indebtedness of a corporate stockholder maturing not less than twelve months from the date thereof, whether to a pledgee, mortgagee, or trustee for the benefit of the holders of the securities representing such indebtedness; or

          (3) a lien or transfer arising by operation of law or by virtue of the decree or order of any court of competent jurisdiction.

         If any shares are transferred or made subject to a lien in any transaction permitted by (2) or (3) above, the transferee or lien holder shall make a written offer of the shares to the Company for purchase prior to any further sale or other transfer thereof, and the Company or its designees shall have the right to purchase such shares if within 10 days of receipt of such offer it notifies the transferee or lien holder in writing that it or its designees elects to purchase such shares, otherwise such share may be sold by the transferee or lien holder without regard to the restrictions upon sale or transfer imposed by this section. If the Company or its designees elects to purchase such shares, the price to be paid for the shares shall be the book value thereof as of the end of the month last preceding the date on which such offer is received by the Company.

         For purposes of establishing the value of shares of capital stock under this Section 2, book value shall be deemed to be the sum of the following:

         (a) Par or stated value of Common Stock
         (b) Capital or paid-in surplus

         (c) Retained earnings or earned surplus
         (d) Surplus reserves




after adjustments for (i) mathematical errors and omissions, (ii) any deferred or unapplied debits, and (iii) any other adjustments necessary to show assets and liabilities at amounts determined by and recorded in the accounting records of the Company in accordance with the Uniform System of Accounts prescribed by the Federal Power Commission for Class A Public Utilities (or, if said Commission does not have jurisdiction, then in accordance with the applicable accounting regulations prescribed by the regulatory body which has primary accounting jurisdiction at the time). The book value of each share of capital stock is determined by dividing the total book value by the number of shares outstanding.

         In the case of such sale, the sale shall be consummated at the Company's principal office on such business day (not later than 20 days after the price is determined) and at such hour during customary business hours as the purchaser may specify in a written notice given to the seller at least 10 days in advance of the specified date.

         Any transfer made in violation of the foregoing restrictions shall be invalid. The restriction on transfer imposed by this Section 2 shall be noted conspicuously on each certificate of the capital stock.

                                   ARTICLE IX

                                 CORPORATE SEAL

Section 1. The corporate seal of the Company shall be circular in form, with the name of the Company inscribed thereon.

                                   ARTICLE X

                INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES
                           AND INDEPENDENT CONTRACTORS

Section 1. The Board of Directors may, as and to the extent permitted by law, indemnify and reimburse any person made a party to any action, suit or proceeding by reason of the fact that he, or a person whose legal representative or successor he is, is or was a director, officer, employee or independent contractor of this company for expenses, including attorneys' fees, and such amount of any judgment, money decree, fine, penalty or settlement for which he may become liable as the Board of Director deems reasonable, actually incurred by him in connection with the defense or reasonable settlement of any such action, suit, proceeding or any appeal therein, except in relation to matters as to which he, or such person whose legal representative or successor he is, is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties.

                                   ARTICLE XI

                                   AMENDMENTS

Section 1. These by-laws may be altered, amended, added to or repealed by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the stockholders called for the purpose or by an affirmative vote of directors holding a majority of the number of directorships at any meeting of the Board called for the purpose.

         I HEREBY CERTIFY that the foregoing copy of "By-Laws of Connecticut Yankee Atomic Power Company" is a true and correct copy of said By-Laws in full force and effect as of this _____ day of _______, 19.__.



                                                    ----------------------------

                                                     Assistant Secretary




                                                        EXHIBIT B-1
                                      LONG-TERM PROJECTIONS THROUGH DECEMBER 31, 2007

                                          Connecticut Yankee Atomic Power Company
                                                  Pro Forma Balance Sheet
                                                         Unaudited
                                                                                     January 1, 2004
                                                                                    Through December 31,
                                                             December 31, 2003            2007            December 31, 2007
                                                            --------------------  ------------------------------------------
ASSETS
       LAND                                                        $  1,309,863                   $ -           $ 1,309,863
       CASH & CASH EQUIVALENTS                                        2,129,211             1,789,074               340,137
       ACCOUNTS RECEIVABLE                                            4,057,752             3,557,752               500,000
       PREPAYMENTS                                                   10,430,417            10,430,417                     -
       OTHER CURRENT ASSETS                                             147,981               147,981                     -
       NET UNRECOVED ASSETS                                          66,332,428            66,332,428                     -
       DOE  DECONTAMINATION & DECOMMISSIONING FEE                    13,377,923            13,377,923                     -
       OTHER ASSETS                                                   1,931,212             1,931,212                     -
                                                            --------------------  --------------------  --------------------
                                                                   $ 99,716,787          $ 97,566,787           $ 2,150,000
                                                            ====================  ====================  ====================

STOCKHOLDERS' INVESTMENT AND
    LIABILITIES CAPITALIZATION
       COMMON STOCK                                                $ 35,000,000          $ 33,250,000           $ 1,750,000
       PAID IN CAPITAL, NET OF EXPENSE OF $36,160                     2,963,840             2,963,840                     -
       RETAINED EARININGS                                             7,811,863             7,811,863                     -
                                                            --------------------  --------------------  --------------------
           TOTAL COMMON STOCK INVESTMENT                             45,775,703            44,025,703             1,750,000
                                                            --------------------  --------------------  --------------------

LIABILITIES
       ACCOUNTS PAYABLE                                                 990,702               590,702               400,000
       OTHER CURRENT LIABILITIES                                      2,190,341             2,190,341                     -
       DOE  DECONTAMINATION & DECOMMISSIONING FEE                    10,580,961            10,580,961                     -
       DEFERRED INCOME TAX LIABILITIES, NET OF
           DECOMMISSIONING ACTIVITY                                  36,140,097            36,140,097                     -
       UNAMORTIZED INVESTMENT TAX CREDITS                             2,586,633             2,586,633                     -
       OTHER LIABILITIES                                                 73,883                73,883                     -
       OTHER DEFERRED CREDITS                                         1,378,467             1,378,467                     -

                                                            --------------------  --------------------  --------------------
                                                                     53,941,084            53,541,084               400,000
                                                            --------------------  --------------------  --------------------

                                                            --------------------  --------------------  --------------------
TOTAL LIABILITIES AND CAPITALIZATION                               $ 99,716,787          $ 97,566,787           $ 2,150,000
                                                            ====================  ====================  ====================
                                                                              -                     -                     -


                                   EXHIBIT F-1
        OPINION OF COMPANY COUNSEL AS TO MATTERS REQUIRED BY INSTRUCTION
                           F-1 TO EXHIBITS TO FORM U-1

                                  March 8, 2004


Securities and Exchange Commission
Washington, DC 20549

     Re:   Connecticut Yankee Atomic Power Company
     File No. 70-

Ladies and Gentlemen:

     This opinion is furnished to you in connection with the filing with you of the Declaration on Form U-1 (the "Declaration") of Connecticut Yankee Atomic Power Company (the "Company") under the Public Utility Holding Company Act of 1935, as amended, relating to the proposed redemption by the Company of up to 95% of its outstanding Common Stock.

     We have acted as counsel for the Company in connection with the preparation, execution, and delivery of, and the transactions contemplated by the Declaration. In connection with this opinion, we have examined the Declaration and the exhibits thereto, the Company's charter and by-laws, in each case as in effect on the date hereof, a certificate of legal existence for the Company issued by the Secretary of the State of Connecticut dated February 23, 2004, and agreements, instruments and other documents as we have deemed necessary as a basis for the opinions expressed below. In our examination of such agreements, instruments and documents, we have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to us as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. As to questions of fact material to our opinions, we have assumed without verification and relied upon the accuracy of the representations as to factual matters set forth in the Declaration and upon statements of the Company or its officers. Nothing has come to our attention, however, calling into question the accuracy of such representations.

     The opinions below are subject to the following qualifications:

     (a) No opinion is expressed with respect to laws other than those of (i) the United States of America and (ii) the State of Connecticut.

     (b) Our opinion set forth in paragraph 1 below is based solely on the certificate of legal existence of the Connecticut Secretary of State discussed above and is as of the date of such certificate.

     (c) The opinions set forth herein are based on the law in effect on the date of this opinion and the facts and circumstances that to our knowledge exist on such date. We undertake no obligation to advise you of any changes in our opinions resulting from changes in law or facts subsequent to the delivery of this opinion.

     (d) We have assumed that the transactions proposed in the Declaration are carried out in conformity with the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, the Declaration, and the requisite authorizations, approvals, consents or exemptions under the securities laws of the various states and other jurisdictions of the United States.

     (e) Our opinion set forth in paragraph 4 below is based on the assumptions
(i) that the Company's Common Stock is the only issued and outstanding securities of the Company and (ii) that there are no outstanding options, warrants, or voting rights or similar agreements with respect to the Company's Common Stock.

     Based upon and subject to the foregoing, we are of the opinion that, when the Commission has taken the action requested in the Declaration and when the shares have been tendered by all the sponsoring utilities and the redemption price has been paid by the Company, all as described in the Declaration:

     1. The Company is a corporation duly incorporated and validly existing under the laws of The State of Connecticut.

     2. All State laws applicable to the repurchase of the shares of Common Stock as described in the Declaration will have been complied with.

     3. The Company will legally redeem the shares of Common Stock being redeemed.

     4. Consummation of the aforesaid repurchase of Common Stock of the Company will not violate the legal rights of the holders of any securities issued by the Company.

     We hereby consent to the use of this opinion in connection with the declaration.

                                            Very truly yours,

                                          /s/ Day, Berry & Howard, LLP
                                              Day, Berry & Howard, LLP

GG/JML

                                   EXHIBIT H-1
                CONNECTICUT YANKEE'S ESTIMATED FEES AND EXPENSES




           EXPENSE TYPE                                ESTIMATE
           ------------                                --------

           Legal Fees                                   $10,500

           Preparation Fees                              11,000

           Misc. Expenses                                 1,000
           ------------------------                      ------
           TOTAL ESTIMATED EXPENSES                     $22,500
           ========================                      ======

                                   EXHIBIT I-1
                             PROPOSED FORM OF NOTICE



CONNECTICUT YANKEE ATOMIC POWER COMPANY

     Connecticut Yankee Atomic Power Company ("Connecticut Yankee"), 362 Injun Hollow Road, East Hampton, CT 06424, a subsidiary of National Grid USA, National Grid Transco Plc and Northeast Utilities, each a registered holding company, has filed a declaration under Section 12(c) of the Act and Rule 42 thereunder.

     Connecticut Yankee proposes to redeem from its nine stockholders ("Sponsors") an aggregate of up to 332,500 shares of its Common Stock (representing all but 17,500 shares of its outstanding Common Stock), 95% of the presently outstanding Common Stock. Connecticut Yankee intends to accomplish this repurchase in one or more steps over the next three years, with all such redemptions completed by December 31, 2007. The redemption price per share of Common Stock for each such redemption shall be equal to the amount obtained by dividing (1) the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) immediately prior to such redemption by (2) the number of shares of Common Stock outstanding immediately prior to such redemption. The funds for the repurchase will be obtained from cash on hand.

     Connecticut Yankee is a single purpose electric utility which formerly operated a nuclear powered electric generation facility (the "Plant"), the output of which was sold to Connecticut Yankee's nine Sponsors. The Plant was permanently taken out of service in 1996 and Connecticut Yankee is in the process of decommissioning the facility. Pursuant to Power Contracts between Connecticut Yankee and each Sponsor, which have been approved by the Federal Energy Regulatory Commission, the Sponsors are continuing to make payments to Connecticut Yankee to cover funds for decommissioning the Plant and waste disposal, amortization of plant investment and return on equity. As these obligations are reduced or provided for, Connecticut Yankee believes its minimum equity requirements will also significantly decline. Therefore, Connecticut Yankee contemplates this redemption of Common Stock to reduce its equity.

     No other state or Federal agency has jurisdiction over this proposed transaction.



                                                      FINANCIAL STATEMENTS
                                             EXHIBIT J - 1: Pro Forma Balance Sheet
                                             Connecticut Yankee Atomic Power Company
                                                            Unaudited


                                                                                Activity from January 1,
                                                                                      2004 Through               Proforma
                                                        December 31, 2003         December 31, 2007              12/31/2007
                                                        --------------------    ----------------------------------------------
ASSETS
        LAND                                                   $  1,309,863                       $ -             $ 1,309,863
        CASH & CASH EQUIVALENTS                                   2,129,211                 1,789,074                 340,137
        ACCOUNTS RECEIVABLE                                       4,057,752                 3,557,752                 500,000
        PREPAYMENTS                                              10,430,417                10,430,417                       -
        OTHER CURRENT ASSETS                                        147,981                   147,981                       -
        NET UNRECOVED ASSETS                                     66,332,428                66,332,428                       -
        DOE  DECONTAMINATION & DECOMMISSIONING FEE               13,377,923                13,377,923                       -
        OTHER ASSETS                                              1,931,212                 1,931,212                       -
                                                        --------------------    ----------------------  ----------------------
                                                               $ 99,716,787              $ 97,566,787             $ 2,150,000
                                                        ====================    ======================  ======================

STOCKHOLDERS' INVESTMENT AND
    LIABILITIES CAPITALIZATION
        COMMON STOCK                                           $ 35,000,000  A           $ 33,250,000             $ 1,750,000
        PAID IN CAPITAL, NET OF EXPENSE OF $36,160                2,963,840                 2,963,840                       -
        RETAINED EARININGS                                        7,811,863                 7,811,863                       -
                                                        --------------------    ----------------------  ----------------------
            TOTAL COMMON STOCK INVESTMENT                        45,775,703                44,025,703               1,750,000
                                                        --------------------    ----------------------  ----------------------

LIABILITIES
        ACCOUNTS PAYABLE                                            990,702                   590,702                 400,000
        OTHER CURRENT LIABILITIES                                 2,190,341                 2,190,341                       -
        DOE  DECONTAMINATION & DECOMMISSIONING FEE               10,580,961                10,580,961                       -
        DEFERRED INCOME TAX LIABILITIES, NET OF
            DECOMMISSIONING ACTIVITY                             36,140,097                36,140,097                       -
        UNAMORTIZED INVESTMENT TAX CREDITS                        2,586,633                 2,586,633                       -
        OTHER LIABILITIES                                            73,883                    73,883                       -
        OTHER DEFERRED CREDITS                                    1,378,467                 1,378,467                       -

                                                        --------------------    ----------------------  ----------------------
                                                                 53,941,084                53,541,084                 400,000
                                                        --------------------    ----------------------  ----------------------

                                                        --------------------    ----------------------  ----------------------
TOTAL LIABILITIES AND CAPITALIZATION                           $ 99,716,787              $ 97,566,787             $ 2,150,000
                                                        ====================    ======================  ======================
                                                                          -                         -                       -
A - proposed redeemption PRO RATA from its stockholders all but 17,500 shares of its presently outstanding Common Stock


                              FINANCIAL STATEMENTS
                EXHIBIT J - 2: Pro Forma Statement of Operations
                     Connecticut Yankee Atomic Power Company
                                    Unaudited



                                                     January 1, 2004
                                                     Through December
                                                          31, 2007
                                                   ----------------------

REVENUE                                                      387,350,000
                                                   ----------------------

OPERATING EXPENSES
                FUEL EXPENSE                                  13,377,900
                O&M                                              875,000
                AMORT OF UNREC ASSETS                         66,332,428
                DECOM COLLECTIONS                            295,748,000
                TAXES                                          4,716,672
                                                   ----------------------

TOTAL OPERATING EXPENSES                                     381,050,000
                                                   ----------------------

OPERATING INCOME                                               6,300,000
                                                                       -
OTHER INCOME (EXPENSE) NET                                        70,000
                                                   ----------------------

INCOME BEFORE INTEREST                                         6,370,000

INTEREST                                                               -

                                                   ----------------------
NET INCOME                                                     6,370,000
                                                   ======================

RETAINED EARNINGS:
                BEGINNING                                      7,811,863
                NET INCOME                                     6,370,000
                                                   ----------------------
                SUBTOTAL                                      14,181,863
                DIVIDENDS PAID                                14,181,863
                                                   ----------------------
                ENDING                                                 -
                                                   ======================